
02036827

AMERICAN FINANCIAL GROUP, INC.

SM

Annual Report for 2001


AMERICAN
FINANCIAL
GROUP, INC.

American Financial Group, Inc. ("AFG" or the "Company") is engaged in specialty and private passenger automobile insurance, and in the sale of tax-deferred annuities, life and supplemental health insurance products.

Our property and casualty *("P&C") operations emphasize underwriting profitability, entrepreneurship and specialization based on a common operating philosophy.*


GREAT AMERICAN
INSURANCE GROUP

Our annuity, life and health *businesses focus on developing profitable, innovative products and services to provide customers with more choices in planning for lifestyle security.*


GREAT AMERICAN
FINANCIAL RESOURCES

The Company is committed to building value for its shareholders as property and casualty insurance and annuity specialists, providing affordable but profitably priced quality products and services to its customers and offering a rewarding work environment for its employees.

Contents

Please refer to "Forward-Looking Statements" on the inside back cover.



As the use of our Great American name and logo extends throughout our own companies, we look forward to the grand opening of the Cincinnati Reds' new home field in 2003 and the prominent and repeated use of its name all around this great country...


GREAT AMERICAN BALL PARK

Financial Highlights

(dollars in millions, except per share data)	Formation of AFG 4/3/95	Year ended 1995	1996	1997	1998	1999	2000	2001
Balance Sheet Data:								
Total Assets	$13,556	$14,954	$15,051	$15,755	$15,845	$16,054	$16,416	**$17,402**
Long-term Debt	1,664	882	518	581	592	733	780	**880**
Shareholders' Equity	895	1,440	1,554	1,663	1,716	1,340	1,549	**1,498**
Ratio of Debt to Total Capital[a]	58.4%	33.5%	20.2%	23.8%	23.6%	31.5%	30.1%	**31.1%**

Committed to a stronger and more conservative capital structure.

Debt
Other Capital

Summary of Operations:	Pro Forma[b] 1995	1996	1997	1998	1999	2000	2001
Total Revenues	$3,614	$4,132	$4,026	$4,082	$3,360	$3,817	**$3,924**
Net Earnings (Loss) from:							
Insurance businesses	$ 138	$ 175	$ 145	$ 159	$ 150	$ 42	**$ 106**
Other items, including investees, realized gains, special asbestos and environmental charges, loss from World Trade Center attack, accounting changes and extraordinary items	79	58	47	(35)	(9)	(98)	**(121)**
Net Earnings (Loss)	$ 217	$ 233	$ 192	$ 124	$ 141	($ 56)	**($ 15)**
Diluted Earnings (Loss) per share from:							
Insurance businesses	$ 2.56	$ 2.84	$ 2.38	$ 2.56	$ 2.50	$ 0.71	**$ 1.55**
Other items	1.48	0.95	0.78	(0.56)	(0.15)	(1.66)	**(1.77)**
Premium on redemption of preferred stock	—	—	(2.52)	—	—	—	**—**
Net Earnings (Loss) per share	$ 4.04	$ 3.79	$ 0.64	$ 2.00	$ 2.35	($ 0.95)	**($ 0.22)**

(a) Total Capital includes Debt, Minority Interest, and Shareholders' Equity. Debt also includes $75 million of ROPES issued in 1997 and retired in 2001.
(b) Pro Forma data assumes that the organization of AFG, and subsequent planned debt retirements and related transactions, occurred on January 1, 1995. Balance sheet data represents historical amounts.

To Our Shareholders

We cannot begin a discussion about the year 2001 without first addressing the tragic events of September 11th. No financial or property loss can begin to compare to the devastating loss of human life as a result of the terrorist attacks. We send our deepest sympathy to all of those who have suffered the loss of loved ones.

We have not yet, and may never determine the ultimate impact that these acts of terrorism will have on our business or way of life. The insurance industry was thrust into a different world on September 11th. The aspect of a deliberate man-made disaster of such magnitude had never been contemplated, let alone evaluated. Every facet of the insurance industry was profoundly affected by the attacks—commercial insurance, workers' compensation, reinsurance, business interruption, aviation, life and health, underwriting and claims handling—and the list goes on and on. Underwriters must assess a new and unfamiliar type of risk; one that cannot be predicted or prevented. Disaster models must be changed to incorporate what, until that Tuesday morning in September, had been unthinkable.

We announced that we expect the Group's net losses from the World Trade Center destruction to be about $25 million, not a small number, but much less than the projections from many other insurance carriers. We note that our management team began the process of re-thinking our underwriting approach and preserving our capital position within hours of the tragedy. Great American Insurance has been insuring Americans and American businesses since 1872. We are committed to continuing this long and proud history.

Financial Results

Before deducting the losses from the World Trade Center attack and an A&E charge discussed below, AFG's net earnings from insurance businesses were $106 million or $1.55 per share in 2001 compared to $42 million or $.71 per share in 2000. We ended the year with shareholders' equity of $1.5 billion, book value per share of $22 and cash and investments of $12 billion.

During 2001, we recorded a $100 million asbestos and environmental ("A&E") charge. We did this after experiencing an increase in both the number and severity of asbestos claims in our property and casualty operations and observing the development of adverse trends in asbestos losses throughout the industry.

Last year we discussed the need to adequately price our insurance products. We acknowledged that we were feeling the effects of years of underpricing in both our Specialty and Personal lines. After more than a decade of soft-market conditions, prices are finally hardening significantly. Rates were moving up before September 11, and that trend has continued. In the last six months of 2000, we began to implement significant rate increases across our lines of business. We continued these efforts throughout 2001.

- The Specialty Group implemented rate increases in excess of 20% in 2001 and finished the year with an underwriting profit (excluding the World Trade Center losses) and a combined ratio of 99.9%, an 8-point improvement over 2000.

- The Personal Group also made good progress, increasing rates approximately 14% throughout the year. The Personal Group's 2001 combined ratio was 107.9 % compared to 108.6% for 2000. While some premiums were lost, the overall results are encouraging. We are seeing additional improvement early in 2002 and anticipate continuation throughout the rest of the year.


AMERICAN
FINANCIAL
GROUP, INC.

Pretax operating earnings for our annuity, life and health insurance operations increased 5% over last year. Statutory premiums for this group grew 5% in 2001 to nearly $1.1 billion.

Throughout the year, we examined our business units in view of limited amounts of capital. We made some hard but sound decisions as to which operations we should grow, and which ones we should discontinue growing. A new personal lines reinsurance agreement allowed us to reallocate capital to our more profitable specialty businesses. We also decided to scale back our direct marketing efforts. We will continue to maintain our GreatAmericanDrivers.com web site and provide quotes to customers over the Internet. These were difficult decisions to make but we believe that prudent capital management is essential to our future success.

The Future

Our business requires that we respond to some difficult questions. Which types of insurance will generate the returns we need to justify writing the business? What risks do we best understand and handle? Can we get appropriate pricing for the risks? Are we using appropriate underwriting discipline as we evaluate and price risks?

During the past few years we have re-examined our businesses in light of these and other questions. As a result we have disposed of or discontinued a number of businesses which, although they had been successful in the past, did not meet our requirements for the future. We will continue to evaluate our current businesses and business opportunities considering our capabilities and our financial goals. We will also continue to focus on obtaining appropriate pricing for the risks taken.

We are confident that we will meet the demands of a challenging marketplace with ever changing risks. As we do this we will become a stronger company. We are optimistic that there will be tremendous opportunities available in the future for those that make wise decisions about the allocation of capital, risk selection, pricing, and policy terms and conditions. We are committed to taking advantage of these opportunities.

As we go forward, we ask you to join us in prayer for the families of the victims of terrorism, for President Bush, and for the men and women in our armed forces. May God bless you.

Sincerely,

Carl H. Lindner
Chairman of the Board and Chief Executive Officer

Keith E. Lindner
Co-President

Carl H. Lindner III
Co-President

S. Craig Lindner
Co-President

April 22, 2002

Business Summary

For more than four decades now—from our savings and loan roots, through banking and leasing, to our current property and casualty, annuity, life and supplemental health insurance structure—we have been providing financial products and services with two major goals in mind—customer satisfaction and investor profitability.

We enable individuals and businesses to manage financial risk using insurance products and services tailored to meet their specific and ever-changing risk exposures. We strive to build value for our investors through the strength of our customers' satisfaction and by consistently producing superior operating results.

Our strategy is to allocate capital to insurance operations which we believe will bring a competitive advantage or in which we see unique opportunities. In implementing this strategy we adhere to the following operating philosophies:

- *Specialization.* We focus on insurance products and services for which we have significant expertise and knowledge and where we can be leaders based on our strengths. We build franchise value by targeting markets that offer the greatest prospects for long-term profitable growth.

- *Operating Results.* The financial strength valued by our customers, employees and investors comes from our passionate commitment to produce consistently superior underwriting and operating results. These results flow from pricing discipline, prudent risk taking, and optimal management of capital and investment skills that balance strong total returns with prudent asset preservation.

- *People.* Our people are talented, energetic and motivated to continually expand their knowledge and improve their performance. All employees are expected to conduct themselves with integrity and in a legal, ethical and moral manner. We offer a rewarding work environment that recognizes the importance of family and community. We support healthy and balanced lifestyles. We treat our customers and each other with courtesy and respect.

- *Service.* We aim to deliver service that is both extraordinary and valued by our customers. We strive for high quality service at a competitive cost and constantly seek ways to best leverage our organizational and technology resources. Our goal is to serve our customers however and whenever they prefer.

- *Entrepreneurs.* We combine a "small company" entrepreneurial atmosphere with "big company" expertise and economies of scale, enabling us to react quickly to our business environments' changes while effectively managing costs.

Property and Casualty Insurance Operations

The property and casualty market is hardening and premium rates in many lines are on the rise as the insurance industry is attempting to recover from years of rate inadequacies. Though the most prudent underwriters will have an opportunity to move toward underwriting success, there are still many serious challenges facing this industry.

The tragic events of September 11 have forever impacted the insurance industry. This once unfathomable attack created the most costly insured loss in history. Some estimate that the ultimate loss to the industry will be in excess of $50 billion. Though AFG's share, $25 million, was not financially devastating, our operations will be tested in a number of ways. Subsequent to September 11, reinsurance has become less available and more expensive. In addition, whereas reinsurers can decide to exclude coverage for acts of terrorism, in many states and for many lines of business primary insurers are not permitted to do so. Insurers now must contemplate acts of terrorism when trying to assess risk and estimate potential loss.

Another major problem facing the property and casualty industry is that of asbestos and environmental (A&E) related claims. We, like many others in the industry, have A&E claims arising, in most cases, from general liability policies written in years before 1987. Estimating ultimate liability for asbestos claims presents unique and difficult challenges due to, among other things, inconsistent court decisions, an increase in bankruptcy filings as a result of asbestos-related liabilities, novel theories of coverage, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage. The casualty insurance industry is engaged, as are we, in extensive litigation over these coverage and liability issues as the volume and severity of claims against asbestos defendants continue to increase.

Additional challenges facing the industry include rising automobile repair costs, medical inflation, larger jury awards for auto liability settlements, claims arising from toxic mold and a relatively weak economy. As the pricing environment continues to improve, it seems inevitable that new capital will enter the market serving to increase competition and once again put pressures on prices.

Though the opinions of the experts may differ as to when this market will soften, most all agree that the companies that will have the best chance for long term success are those who exhibit a strong commitment to conservative fundamental insurance practices. Companies who are able to build and retain quality books of business, maintain underwriting discipline with a focus on the bottom line, and those with financial flexibility who manage their capital well will be better positioned to weather the storms ahead. We believe it is these very qualities that have enabled our property and casualty group to outperform the industry in 2001 for the 16th consecutive year. Our combined ratios have averaged 102.8% (excluding special A&E charges) over this period compared to 108.3% for the industry.

Property and Casualty Group
2001 Premium Distribution

Personal
Nonstandard Auto - 29%
Standard/Preferred Auto - 6%
Direct Auto & Niche - 5%

Specialty
California Workers' Compensation - 9%
Inland and Ocean Marine - 7%
Excess and Surplus - 7%
Agricultural Related - 6%
Collateral Protection - 6%
Executive and Professional Liability - 4%
Fidelity, Surety and Credit - 3%
Other - 18%

Our property and casualty group, one of the 30 largest in the United States, is comprised of a Specialty and a Personal Group. Each group is led by an individual senior executive. The businesses within these groups operate autonomously, but with certain central controls and full accountability. Each unit is responsible for responding to its unique market conditions and opportunities while capitalizing on the efficiencies of centralized investment and administrative support functions.

Specialty Group

Profitability vs. Industry
(Calendar Year)


Statutory
Combined Ratio
125%
120%
115%
110%
105%
100%
95%
90%
85%
Industry
118.0%
109.9%
108.9%
103.7%
107.3%
109.8%
108.2%
108.4%
105.5%
107.2%
104.6%
AFG
100.5%
97.0%
88.9%
95
96
97
98
99
00
01

Specialty Group

Through our Specialty Group we offer a wide array of insurance products including, but not limited to, the following major lines of business:

- **Inland and ocean marine.** Coverage for marine cargo, boat dealers, marina operators/dealers, excursion vessels, builder's risk, contractor's equipment, excess property and motor truck cargo.
- **Workers' compensation.** Coverage for prescribed benefits payable to employees (principally in California) who are injured on the job.
- **Agricultural-related.** Federally reinsured multi-peril crop insurance covering most perils as well as crop hail, equine mortality and other coverage for full-time operating farms/ranches and agribusiness operations on a nationwide basis.
- **Executive and professional liability.** Liability coverage for attorneys and for directors and officers of businesses and not-for-profit organizations.
- **Fidelity and surety bonds.** Surety coverage for various types of contractors and public and private corporations and fidelity and crime coverage for government, mercantile and financial institutions.
- **Collateral protection.** Coverage for insurance risk management programs for lending and leasing institutions.
- **Umbrella and excess.** Primarily large liability coverage in excess of primary layers.

A key strategy of the Specialty Group is to focus on specialized areas where our personnel are experts. Rather than compete in standard commercial lines, we focus on areas in which we believe our knowledge, unique products or distribution provides a significant competitive advantage.

We also try to react opportunistically to changing market conditions. We constantly reevaluate market conditions in the specialized lines that we write, and shift capital and give increased attention to those areas where market conditions allow for attractive returns. During the past two years we have sold or discontinued businesses which did not meet our profitability or strategic objectives.

Products provided by the Specialty Group are marketed primarily through several thousand independent agents and brokers, although a portion of the business is written through employee agents. The Specialty Group is licensed and writes business nationwide.

The opportunistic nature of the specialty group may cause premium volumes to vary as capital is reallocated in reaction to changing market conditions. Net written premiums for the Specialty Group totaled more than $1.5 billion for 2001, an increase of 16% over 2000. This increase reflects the impact of rate increases implemented in 2000 and 2001 and the realization of growth opportunities in certain commercial markets. Rate increases averaged over 20% in 2001 and are expected to be at least 15% in 2002. The combined ratio for 2001 was 99.95% (excluding 1.8% from the attack on the World Trade Center) compared to 107.9% for 2000. This improvement reflects the impact of rate increases and unusually strong results in several businesses. We believe that our current mix of specialty business positions us for solid growth and profitability for the foreseeable future.

Personal Group

The Personal Group writes primarily private passenger automobile liability and physical damage insurance, and to a lesser extent, homeowner's insurance. Our automobile premiums have been generated primarily from sales in the "nonstandard" market. Nonstandard coverage is for those who cannot obtain insurance through the "standard carriers" due to factors such as age, record of prior accidents, driving violations, particular occupation or type of vehicle. We believe that we are the second largest writers of nonstandard automobile insurance through independent agents in the United States. Though our companies will continue to write coverage in the nonstandard market, we have leveraged our pricing, underwriting and loss control expertise in nonstandard automobile insurance by expanding our marketing to standard and preferred risk drivers.

During the coming year we will continue our focus on achieving adequate pricing. We develop tailored rates for our personal automobile customers based on a variety of factors, including driving record, the number and type of vehicles covered, credit history, and other factors. After increasing rates by 13% during 2000, we implemented rate increases of about 14% in 2001 and expect increases of at least 7% in 2002 as we continue to move this segment toward profitability. Effective April 1, 2001, we entered into a reinsurance agreement under which we cede 90% of our automobile physical damage business written by certain of our subsidiaries.

Our approach to homeowners business is to limit exposure in locations that have significant catastrophic potential (such as windstorms, earthquakes and hurricanes). Since 1997, we have ceded the majority of our homeowners' business through reinsurance agreements; in 2001, we ceded 80% of this business and will continue to do so through 2002. The reinsurance agreements are enabling us to reallocate some of our capital to more profitable Specialty Group operations.

Personal Group
Profitability vs. Industry
(Calendar Year)


Statutory
Combined Ratio
115%
110%
105%
100%
95%
90%
Industry
AFG
112.5%
110.3%
109.1%
107.3%
105.5%
105.4%
104.3%
103.6%
104.5%
103.6%
100.1%
101.0%
98.1%
96.7%
95
96
97
98
99
00
01

The Personal Group companies direct their sales efforts primarily through several thousand independent agents. In addition, their products are sold directly to consumers, including over the Internet. We currently have the ability to sell over the Internet in 13 states, which together represent the majority of the U.S. auto market. The Personal Group companies hold licenses to write in all states and the District of Columbia and have approximately 940,000 auto policies in force including coverage on nearly 1.5 million vehicles.

The Personal Group's net written premiums for 2001 were about $1.0 billion, down about 20% from 2000, reflecting the effect of the automobile physical damage reinsurance agreement. Excluding the effect of this agreement, premiums declined about 4% as lower business volume was partially offset by the impact of significant rate increases. The group's combined ratio for 2001 was 107.9%, a slight improvement over 2000, reflecting the increased rates. During the fourth quarter of 2001 our agency distribution channels achieved an underwriting profit. We have also taken steps to trim the cost structure and curtail new business through the direct channel. In addition, we are consolidating several backoffice functions in our personal group. We believe that, coupled with appropriate rate increases, these steps will allow this group to report underwriting profits by the end of 2002.

Annuity, Life and Health
2001 Premium Distribution



Retirement Annuities
Traditional Fixed Annuities – 48%
Variable Annuities – 19%
Equity-Indexed Annuities – 4%
Life – 6%
Supplemental Insurance – 23%

Annuities and Life and Supplemental Health Operations

Great American Financial Resources is a diversified financial services company. Through this subsidiary, we market annuities and life and supplemental health insurance through a distribution system of licensed agents and registered representatives. Our insurance subsidiaries operate in all 50 states and Puerto Rico.

We've diversified our product line over the last several years, expanding from our traditional fixed annuities in the 1990s to offer variable and equity-indexed annuities that help us capitalize on the vigor of equity markets. During the same period, we introduced a variety of life and supplemental health insurance products through acquisitions and new market ventures. This diversity in product mix has helped us maintain profitability despite volatility in equity markets and as the security needs of our customers continues to evolve.

We have been marketing tax-deferred annuities since the 1970s and remain an industry leader in the retirement annuities business. During the year, we updated our traditional fixed annuity offering by introducing new product series. With the increased market demand and the new products provided in 2000 and 2001, premiums from this business segment climbed for the second straight year. In 2001, total traditional fixed annuity premiums increased to more than $510 million.

The stock market successes of the 1990s increased consumer interest in our variable annuities, and likewise, the downward movement in equity markets in the last two years negatively influenced sales of these annuities, returning demand to the fixed annuities. In 2001, total variable annuity premiums were just under $200 million. Equity-indexed annuities, which provide a guaranteed minimum return and crediting rates linked to stock market performance, amounted to $39 million in premiums. Declines in sales of these products were more than offset by increased sales of traditional fixed products.

We market term life, universal life, and whole life policies for individuals, families, and small businesses. During the year, we introduced a new level term insurance series and enhanced existing term products. In 2001, we had $120 million in premiums from these products and a total of approximately $27 billion of insurance in force.

We also provide insurance policies to supplement primary health insurance and other insurance coverage. Products provide for expenses related to critical illness, short-term disability, cancer, intensive care, accidents, hospital stays, and tax-qualified and non-qualified long-term care policies for individuals and groups. In 2001, we made efforts to realign the administration and marketing of these policies with our core capabilities, which meant transferring certain functions to other areas of our company. At year-end 2001, we had approximately $212 million of annualized supplemental health insurance premiums in force.

Investments

Our primary investment objective is to optimize return on an ongoing basis rather than focus on short-term performance. Our talented team of analysts and investment managers has built a high quality investment portfolio that produces a predictable, steady stream of income, mitigating the uncertainties of our insurance operations. Over the years our conservatively invested, low-risk portfolio has generated solid returns and provided asset growth. Investment income was about $850 million for 2001, almost all of which consisted of interest and dividends received on bonds and stocks held.

Fixed income securities, primarily investment grade bonds and mortgage-backed securities, account for over 90% of our total investments. About 93% of our fixed maturities were rated "investment grade" (credit rating of AAA to BBB) by nationally recognized rating agencies at December 31, 2001. The average life of our fixed maturity investments is about five and one-half years and they are all classified as available for sale, both of which allow flexibility to react to changes in market conditions. Our fixed income portfolio is also diversified to limit our exposure to any one issuer or industry—the largest investment in any single issuer amounted to less than one percent of total investments at December 31, 2001.

Stocks, real estate, policy loans and other investments make up the other ten percent of our investments. At December 31, 2001, our stock investments had an aggregate market value of about $314 million, which was about $125 million greater than the cost of these investments. Our most significant equity investment is our 14% beneficial ownership of Provident Financial Group securities, having a market value of $191 million and a cost of $72 million at year-end.

Other investments include a group of classic, turn-of-the-(previous) century, European style hotels in Cincinnati, New Orleans, and Austin (Texas); the Chatham Bars Inn on Cape Cod; the Skipjack Cove Yachting Resort on Chesapeake Bay; apartment developments in several states; and potentially valuable air rights in New York City. We believe that the market value of these investments is significantly in excess of their carrying value on our balance sheet.

Investment Portfolio

Composition at December 31, 2001



Non-Investment Grade Fixed Maturities 7%
Equities 3%
Real Estate & Other Investments 2%
Policy & Mortgage Loans 2%
Cash and Short-term 4%
Investment Grade Fixed Maturities 82%

American Financial Group at a Glance

Segment/Operating Unit — Description and Developments

Property & Casualty Insurance Group

- AFG is one of the 30 largest property & casualty insurance groups in the United States based on net written premiums.
- In 2001, the P&C group's underwriting results outperformed the industry for the sixteenth consecutive year.
- After a charge of $100 million and a transfer of $36 million from other reserves, AFG's reserves for asbestos claims amount to well over the industry averages for such claims. However, establishing reserves for asbestos, environmental and mass tort claims is subject to uncertainties that are significantly greater than those presented by other types of claims as discussed in the Financial Review section beginning on page 13.

Specialty Group

	A.M. Best Rating
Great American Insurance Company	A
American Empire Surplus Lines Insurance Company	A
Mid-Continent Casualty Company	A
National Interstate Insurance Company	A–
Republic Indemnity Company of America	A–

- A highly diversified group of specialized businesses offering a wide range of specialty commercial coverages.
- Focus and specialization are important characteristics of these businesses. Each business line has independent management and operating autonomy.
- These businesses are opportunistic and premium volume for each business line will vary based on current market conditions.
- Writes business in all 50 states primarily through independent agents and brokers.
- Continually evaluates expansion in existing markets and opportunities in new specialty niche markets.
- Rate increases averaged over 20% during 2001 and are expected to increase at that level again in 2002.

Personal Group

	A.M. Best Rating
Great American Insurance Company	A
Specialty Auto	
Atlanta Casualty Group	A–
Infinity Group	A
Leader Insurance Group	A–
Windsor Group	A

- Includes private passenger automobile insurance, preferred, standard and nonstandard, and other personal insurance businesses.
- Nonstandard automobile insurance policies are for drivers who may represent higher than normal risks due to a record of prior accidents, traffic violations or other factors. The Specialty Auto Group is a leading writer of nonstandard auto coverage in the U.S.
- An enhanced personal auto insurance program is available to drivers across a broad spectrum of sources, from independent agents, to the Internet where we are able to bind coverage in thirteen states representing the majority of the driving public.
- During 2001, rate increases in AFG's personal auto businesses were approximately 14%. Rate increases for 2002 are expected to be 8% to 10%.

Annuities, Life and Health

	A.M. Best Rating
Great American Financial Resources, Inc.	
Great American Life Insurance Company	A
Annuity Investors Life Insurance Company	A
United Teacher Associates Insurance Company	A–
Loyal American Life Insurance Company	A
Great American Life Assurance Company of Puerto Rico	A

- In 2001, assets of the Company's annuity, life and health operations grew to more than $8.4 billion and statutory premiums reached another all-time high of nearly $1.1 billion.

Annuities:

- Sells traditional tax-deferred annuities primarily to employees of educational and other not-for-profit organizations, as well as the senior market, serving 290,000 clients with $6 billion of annuity policyholder funds accumulated.
- Sells variable and equity-indexed annuities, attractive to policyholders seeking an equity-based savings product. Sales of these products accounted for nearly one-third of the Company's annuity premiums in 2001.

Life:

- Markets term and universal life insurance through more than 7,000 active agents. In only its fourth year of operations, GALIC's Life Division has aggregated over $23 billion of life insurance in force.

Supplemental Insurance:

- As a result of acquisitions in the mid to late 1990's, the Company also specializes in supplemental health insurance targeted at worksite groups and retired teachers. Principal products include coverage for Medicare supplement, cancer, long-term care and disability.

Segment Data *(in millions)*
for years ended December 31

Property & Casualty Insurance Group	2001	2000	1999	1998	1997
Net Written Premiums	$2,582[1]	$2,638	$2,263	$2,609[2]	$2,858
Net Earned Premiums	$2,594	$2,495	$2,211	$2,699	$2,824
GAAP Ratios:					
Loss & LAE	75.4%[3]	78.6%[4]	71.9%	74.2%	73.5%
Underwriting Expense	28.4%	29.3%	29.9%	28.3%	27.7%
Policyholder Dividend	.2%	.1%	.2%	.3%	.2%
Combined Ratio[5]	104.0%	108.0%	102.0%	102.8%	101.4%

(1) Before a reduction of $30 million for unearned premium transfer related to the sale of the Japanese Division.
(2) Includes $232 million generated by the Commercial Lines Division sold in December 1998.
(3) Excludes the effect $25 million of losses attributable to the September 11, 2001 attack.
(4) Includes the effect of strengthening the California workers' compensation loss reserves by $35 million.
(5) Excludes the effects of strengthening the A&E loss reserves by $100 million in 2001 and $214 million in 1998.

Specialty Group	2001	2000	1999	1998	1997
Net Written Premiums	$1,542[1]	$1,324	$1,111	$1,312[2]	$1,468
Net Earned Premiums	$1,409	$1,223	$1,048	$1,372	$1,429
GAAP Ratios:					
Loss & LAE	68.9%[3]	73.8%[4]	67.0%	71.4%	67.6%
Underwriting Expense	30.6%	33.8%	35.3%	32.9%	31.8%
Policyholder Dividend	.4%	.3%	.4%	.7%	.6%
Combined Ratio	99.9%	107.9%	102.7%	105.0%	100.0%

(1) Before a reduction of $30 million for unearned premium transfer related to the sale of the Japanese Division.
(2) Includes $232 million generated by the Commercial Lines Division sold in December 1998.
(3) Excludes the effect $25 million of losses attributable to the September 11, 2001 attack.
(4) Includes the effect of strengthening the California workers' compensation loss reserves by $35 million.

Personal Group	2001	2000	1999	1998	1997
Net Written Premiums	$1,040[1]	$1,311	$1,154	$1,279	$1,345
Net Earned Premiums	$1,183	$1,270	$1,163	$1,290	$1,357
GAAP Ratios:					
Loss & LAE	82.1%	83.6%	75.7%	74.2%	75.1%
Underwriting Expense	25.8%	25.0%	25.0%	23.1%	23.4%
Combined Ratio	107.9%	108.6%	100.7%	97.3%	98.5%

(1) Reflects the impact of a reinsurance agreement which ceded 90%, or $220 million of the auto physical damage business written by certain of the Specialty Auto Companies.

Annuities, Life and Health	2001	2000	1999	1998	1997
Statutory Premiums:					
Annuities:					
Traditional Fixed	$ 513	$ 371	$ 323	$ 374	$ 406
Variable	199	321	205	89	43
Equity-Indexed	39	55	60	58	40
Total Annuities	751	747	588	521	489
Life and Supplemental Health Premiums	310	261	126	104	42
Total Premiums	$1,061	$1,008	$ 714	$ 625	$ 531
Gross Investment Income	$ 508	$ 498	$ 498	$ 507	$ 495

Premiums do not include subsidiaries or divisions until their first full year following acquisition or formation and exclude premiums of subsidiaries sold.
The decrease in investment income in 1999 was primarily attributable to the sale of the Funeral Services Division.

American Financial Group, Inc. Board of Directors



Carl H. Lindner [1*]
Chairman of the Board and Chief Executive Officer, American Financial Group, Inc.



Carl H. Lindner III [1]
Co-President, American Financial Group, Inc.
President, Great American Insurance Company.



Keith E. Lindner [1]
Co-President, American Financial Group, Inc.



S. Craig Lindner [1]
Co-President, American Financial Group, Inc.
President and Chief Executive Officer, Great American Financial Resources, Inc.



Theodore H. Emmerich [2*, 3]
Retired Managing Partner, Ernst & Young LLP, certified public accountants, Cincinnati, Ohio.



James E. Evans
Senior Vice President and General Counsel, American Financial Group, Inc.



Thomas M. Hunt [2, 3]
Chairman of the Board, Hunt Petroleum Corporation, an oil and gas production company.



William R. Martin [2, 3*]
Chairman of the Board, MB Computing, Inc., a computer software and services company.

Board of Directors Committees:
1. Executive Committee
2. Audit Committee
3. Compensation Committee
* Chairman of Committee

American Financial Group and Subsidiaries

Financial Review for 2001

Contents

Selected Financial Data

Total Capitalization

The combination of retiring debt or replacing it with lower cost financing since April 1995 has resulted in a significant reduction in annual interest expense and preferred dividend requirements.



(in millions)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
70%
60%
50%
40%
30%
20%
10%
0%
4/3/95
12/31/95
12/31/97
12/31/99
12/31/01
AFG Formation
Debt
Ratio of Debt to Total Capital
Minority Interest
Preferred Securities of Subsidiaries
Common Equity

(dollars in millions, except per share data)	2001	2000	1999	1998	1997
Earnings Statement Data:					
Total Revenues	$3,924	$3,817	$3,360	$4,082	$4,026
Operating Earnings Before Income Taxes	56	110	302	274	380
Earnings (Loss) Before Extraordinary Items and Accounting Changes	(5)	(47)	147	125	199
Extraordinary Items	—	—	(2)	(1)	(7)
Cumulative Effect of Accounting Changes	(10)	(9)	(4)	—	—
Net Earnings (Loss)	(15)	(56)	141	124	192
Basic Earnings (Loss) Per Common Share (a):					
Earnings (Loss) Before Extraordinary Items and Accounting Changes	($.07)	($.80)	$2.46	$2.04	$ .77
Net Earnings (Loss) Available to Common Shares	(.22)	(.95)	2.37	2.03	.65
Diluted Earnings (Loss) Per Common Share (a):					
Earnings (Loss) Before Extraordinary Items and Accounting Changes	($.07)	($.80)	$2.44	$2.01	$ .76
Net Earnings (Loss) Available to Common Shares	(.22)	(.95)	2.35	2.00	.64
Cash Dividends Paid Per Share of Common Stock (b)	$1.00	$1.00	$1.00	$1.00	$1.00
Ratio of Earnings to Fixed Charges (c)	1.21	1.63	3.36	3.22	3.98
Balance Sheet Data:					
Total Assets	$17,402	$16,416	$16,054	$15,845	$15,755
Long-term Debt:					
Holding Companies	609	585	493	415	387
Subsidiaries	271	195	240	177	194
Minority Interest	455	508	489	522	513
Shareholders' Equity	1,498	1,549	1,340	1,716	1,663

(a) Per share results for 1997 are calculated after deducting a premium over stated value on redemption of a subsidiary's preferred stock of $153.3 million.

(b) AFG announced the reduction of its annual dividends on Common Stock from $1.00 to $.50 per share beginning in January 2002 in order to retain available capital to grow its profitable insurance operations and build long-term value.

(c) Fixed charges are computed on a "total enterprise" basis. For purposes of calculating the ratios, "earnings" have been computed by adding to pretax earnings the fixed charges and the minority interest in earnings of subsidiaries having fixed charges and the undistributed equity in losses of investees. Fixed charges include interest (excluding interest on annuity benefits), amortization of debt premium/discount and expense, preferred dividend and distribution requirements of subsidiaries and a portion of rental expense deemed to be representative of the interest factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Following is a discussion and analysis of the financial statements and other statistical data that management believes will enhance the understanding of AFG's financial condition and results of operations. This discussion should be read in conjunction with the financial statements.

AFG was formed through the combination of American Financial Corporation and American Premier in merger transactions completed in April 1995.

IT Initiative

In 1999, AFG initiated an enterprise-wide study of its information technology ("IT") resources, needs and opportunities. The initiative, involving improvements in physical infrastructure and business support systems, entails extensive effort and costs over a period of several years. While the costs precede the expected savings, management believes the benefits will exceed the costs incurred, all of which have been and will be funded through available working capital.

Liquidity and Capital Resources

Ratios

AFG's debt to total capital ratio (at the parent holding company level) was approximately 27% at December 31, 2001, compared to 25% at December 31, 2000.

AFG's ratio of earnings to fixed charges on a total enterprise basis was 1.21 for the year ended December 31, 2001, compared to 1.63 in 2000 and 3.36 in 1999.

The National Association of Insurance Commissioners' model law for risk based capital ("RBC") applies to both life and property and casualty companies. RBC formulas determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2001, the capital ratios of all AFG insurance companies substantially exceeded the RBC requirements (the lowest capital ratio of any AFG subsidiary was 2.1 times its authorized control level RBC; weighted average of all AFG subsidiaries was 4.9 times).

Sources of Funds

AFG, AFC and American Premier are organized as holding companies with almost all of their operations being conducted by subsidiaries. These parent corporations, however, have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends, and taxes. Funds to meet these obligations come primarily from dividend and tax payments from their subsidiaries.

Management believes these parent holding companies have sufficient resources to meet their liquidity requirements. If funds generated from operations, including dividends and tax payments from subsidiaries, are insufficient to meet fixed charges in any period, these companies would be required to generate cash through borrowings, sales of securities or other assets, or similar transactions.

The parent holding companies have a reciprocal Master Credit Agreement under which these companies make funds available to each other for general corporate purposes.

AFC has a revolving credit line with several banks under which it can borrow up to $300 million until December 31, 2002. This credit line provides ample liquidity and can be used to obtain funds for operating subsidiaries or, if necessary, for the parent companies. At December 31, 2001, approximately two-thirds of the credit line had been used. While management expects to negotiate a replacement bank agreement later this year, market conditions indicate the maximum amount may be smaller and interest costs will likely be greater.

In December 2000, AFG issued 8.3 million shares of Common Stock, using the $155 million in net cash proceeds to make capital contributions to its property and casualty operations. In April 1999, AFG issued $350 million principal amount of 7-1/8% senior debentures due 2009, using the proceeds to retire outstanding holding company public debt and borrowings under AFC's credit line. All debentures issued by the parent holding companies and GAFRI are rated investment grade by three nationally recognized rating agencies. Under a currently effective shelf registration statement, AFG can issue up to an aggregate of approximately $340 million in additional Common Stock, debt or trust securities. The shelf registration provides AFG with greater flexibility to access the capital markets from time to time as market and other conditions permit.

For statutory accounting purposes, equity securities of non-affiliates are generally carried at market value. At December 31, 2001, AFG's insurance companies owned publicly traded equity securities with a market value of $310 million. In addition, Great American owns GAFRI common stock with a market value of $657 million and a carrying value of $460 million. Since significant amounts of these are concentrated in a relatively small number of companies, decreases in the market prices could adversely affect the insurance group's capital, potentially impacting the amount of dividends available or necessitating a capital contribution. Conversely, increases in the market prices could have a favorable impact on the group's dividend-paying capability.

Under tax allocation agreements with AFC, its 80%-owned U.S. subsidiaries generally compute tax provisions as if filing separate returns based on book taxable income computed in accordance with generally accepted accounting principles. The resulting provision (or credit) is currently payable to (or receivable from) AFC.

Investments

Approximately two-thirds of AFG's consolidated assets are invested in marketable securities. A diverse portfolio of primarily publicly traded bonds and notes accounts for over 97% of these securities. AFG attempts to optimize investment income while building the value of its portfolio, placing emphasis upon long-term performance. AFG's goal is to maximize return on an ongoing basis rather than focusing on short-term performance.

Fixed income investment funds are generally invested in securities with short-term and intermediate-term maturities with an objective of optimizing total return while allowing flexibility to react to changes in market conditions. At December 31, 2001, the average life of AFG's fixed maturities was about 5-1/2 years.

Approximately 93% of the fixed maturities held by AFG were rated "investment grade" (credit rating of AAA to BBB) by nationally recognized rating agencies at December 31, 2001. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or noninvestment grade. Management believes that the high quality investment portfolio should generate a stable and predictable investment return.

Investments in MBSs represented approximately one-fourth of AFG's fixed maturities at December 31, 2001. MBSs are subject to significant prepayment risk due to the fact that, in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of the lower current rates. As a result, holders of MBSs may receive prepayments on their securities, which cannot be reinvested at an interest rate comparable to the rate on the prepaid MBSs. The majority of MBSs held by AFG were purchased at a discount. Management believes that the discounted nature of the MBSs will mitigate the effect of prepayments on earnings over the anticipated life of the MBS portfolio. Over 90% of AFG's MBSs are rated "AAA" with substantially all being of investment grade quality. The market in which these securities trade is highly liquid. Aside from interest rate risk, AFG does not believe a material risk (relative to earnings or liquidity) is inherent in holding such investments.

At December 31, 2001, AFG had a net unrealized gain on fixed maturities of $155.3 million (before income taxes) consisting of $306.2 million in gross unrealized gains and $150.9 million in gross unrealized losses. At that same date, AFG also had a net unrealized gain on equity securities of $125.9 million consisting of $135.7 million in gross gains and $9.8 million in gross losses. Individual portfolio securities are sold creating gains or losses as market opportunities exist.

When a decline in the value of a specific investment is considered to be "other than temporary," a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. The determination of whether unrealized losses are "other than temporary" requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include:

a) whether the unrealized loss is credit-driven or a result of changes in market interest rates,
b) the extent to which market value is less than cost basis,
c) historical operating, balance sheet and cash flow data contained in issuer SEC filings,
d) issuer news releases,
e) near-term prospects for improvement in the issuer and/or its industry,
f) industry research and communications with industry specialists,
g) third party research and credit rating reports,
h) internally generated financial models and forecasts,
i) discussions with issuer management, and
j) ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

The $150.9 million in gross unrealized losses on fixed maturities at December 31, 2001, represents unrealized losses on more than 450 positions. None of the individual losses exceeds $8 million and only 12 have unrealized losses exceeding $2 million. All of the securities with unrealized losses are current in payment of principal and interest.

Based on its analysis of the factors enumerated above, management believes (i) the issuers of these securities will continue to meet their obligations and (ii) that AFG has the ability and intent to hold the securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required.

Net realized gains (losses) on securities sold and charges for "other than temporary" impairment on securities held were as follows (in millions):

	Net Realized Gains (Losses) on Sales	Charges for Impairment	Other(a)	Total
2001	$89.8	($125.5)(b)	$11.6	($24.1)
2000	(1.7)	(27.5)	2.6	(26.6)
1999	31.1	(13.0)	2.1	20.2
1998	40.2	(32.2)	(1.7)	6.3
1997	54.7	(6.7)	(2.0)	46.0

(a) Includes adjustments to carry derivatives at market and to reflect the impact of realized gains and losses on the amortization of deferred policy acquisition costs.
(b) Does not include $16.9 million writedown of certain collateralized debt obligations which was recorded as the cumulative effect of an adoption of an accounting change at April 1, 2001.

Increased impairment charges in recent years reflect a rise in corporate defaults in the marketplace resulting from the weakened economy.

Uncertainties

Aside from risks common to most insurance operations, management believes that the areas posing the greatest risk of material loss are Great American's exposure to asbestos, environmental and other mass tort claims and American Premier's exposure to asbestos, environmental and other contingencies arising out of its former operations.

Property and Casualty Insurance Reserves

Future costs of claims are projected based on historical trends adjusted for changes in underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors which are subject to significant variation. Through the use of analytical reserve development techniques, management monitors items such as the effect of inflation on medical, hospitalization, material, repair and replacement costs, general economic trends and the legal environment.

Establishing reserves for A&E claims is subject to uncertainties that are significantly greater than those presented by other types of claims. For a discussion of uncertainties, see *"Litigation"* and *"Special A&E Charge"* below and Note L—*"Commitments and Contingencies"* to the Financial Statements.

Litigation

AFG's insurance subsidiaries and American Premier are parties to litigation and receive claims alleging injuries and damages from asbestos, environmental and other substances and workplace hazards. The outcome of litigation relating to asbestos and environmental claims is uncertain due to numerous factors and may result in liabilities materially exceeding amounts AFG has currently recorded. For additional discussion of uncertainties, see *Legal Proceedings* in AFG's 2001 Form 10-K.

Exposure to Market Risk

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. AFG's exposures to market risk relate primarily to its investment portfolio and annuity contracts which are exposed to interest rate risk and, to a lesser extent, equity price risk. To a much lesser extent, AFG's long-term debt is also exposed to interest rate risk.

Fixed Maturity Portfolio

The fair value of AFG's fixed maturity portfolio is directly impacted by changes in market interest rates. AFG's fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. This practice allows flexibility in reacting to fluctuations of interest rates. The portfolios of AFG's insurance operations are managed with an attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations. AFG's life and annuity operations attempt to align the duration of their invested assets to the projected cash flows of policyholder liabilities.

The following table provides information about AFG's fixed maturity investments at December 31, 2001 and 2000, that are sensitive to interest rate risk. The table shows principal cash flows (in millions) and related weighted average interest rates by expected maturity date for each of the five subsequent years and for all years thereafter. Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. Mortgage-backed securities ("MBSs") and sinking fund issues are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

	December 31, 2001	
	Principal Cash Flows	Rate
2002	$ 956.2	8.62%
2003	1,407.3	7.84
2004	860.1	8.56
2005	1,081.6	7.50
2006	1,109.7	6.89
Thereafter	5,263.1	7.08
Total	$10,678.0	7.46%
Fair Value	$10,748.6	

	December 31, 2000	
	Principal Cash Flows	Rate
2001	$ 494.2	8.46%
2002	673.4	7.60
2003	1,406.6	7.74
2004	835.6	8.01
2005	1,142.1	7.46
Thereafter	5,737.0	7.41
Total	$10,288.9	7.57%
Fair Value	$10,164.6	

Equity Price Risk

Equity price risk is the potential economic loss from adverse changes in equity security prices. Although AFG's investment in "Other stocks" is less than 3% of total investments, it is concentrated in a relatively limited number of positions; approximately four-fifths of the total is in five investments. While this approach allows management to more closely monitor the companies and industries in which they operate, it does increase risk exposure to adverse price declines in a major position.

Included in "Other stocks" at December 31, 2001 were warrants (valued at $15.6 million) to purchase common stock of various companies. Under Statement of Financial Accounting Standards ("SFAS") No. 133, which was adopted as of October 1, 2000, these warrants are generally considered derivatives and marked to market through current earnings as realized gains and losses.

Annuity Contracts

Substantially all of GAFRI's fixed rate annuity contracts permit GAFRI to change crediting rates (subject to minimum interest rate guarantees of 3% to 4% per annum) enabling management to react to changes in market interest rates and maintain an adequate spread. The spread could be at risk, however, if yields available on newly invested funds fell significantly from current yields and remained lower for a long period. Projected payments (in millions) in each of the subsequent five years and for all years thereafter on GAFRI's fixed annuity liabilities at December 31 were as follows.

	First	Second	Third	Fourth	Fifth	Thereafter	Total	Fair Value
2001	$750	$680	$650	$630	$610	$2,512	$5,832	$5,659
2000	720	710	660	630	620	2,204	5,544	5,426

Nearly half of GAFRI's fixed annuity liabilities at December 31, 2001, were two-tier in nature in that policyholders can receive a higher amount if they annuitize rather than surrender their policy, even if the surrender charge period has expired. Current stated crediting rates on GAFRI's principal fixed annuity products average 5% and range from 3% on equity-indexed annuities (before any equity participation) to 7% on certain new policies (including first year bonus amounts). GAFRI estimates that its effective weighted-average crediting rate over the next five years will approximate 5%. This rate reflects actuarial assumptions as to (i) deaths, (ii) the number of policyholders who annuitize and receive higher credited amounts and (iii) the number of policyholders who surrender. Actual experience and changes in actuarial assumptions may result in different effective crediting rates than those above.

GAFRI's equity-indexed fixed annuities provide policyholders with a crediting rate tied, in part, to the performance of an existing stock market index. GAFRI attempts to mitigate the risk in the equity-based component of these products through the purchase of call options on the appropriate index. GAFRI's strategy is designed so that an increase in the liabilities due to an increase in the market index will be substantially offset by unrealized gains on the call options. Under SFAS No. 133, both the equity-based component of the annuities and the related call options are considered derivatives and marked to market through current earnings as annuity benefits. Adjusting these derivatives to market value had a net effect of less than $1 million on annuity benefits in 2001 and 2000.

Debt and Preferred Securities

The following table shows scheduled principal payments (in millions) on fixed-rate long-term debt of AFG and its subsidiaries and related weighted average interest rates for each of the subsequent five years and for all years thereafter.

	December 31, 2001	
	Scheduled Principal Payments	Rate
2002	$ 4.3	7.02%
2003	*	
2004	*	
2005	10.1	9.07
2006	18.7	6.73
Thereafter	509.3	7.14
Total	$544.1	7.16%
Fair Value	$514.7	

(*) Less than $2 million.

	December 31, 2000	
	Scheduled Principal Payments	Rate
2001	$ 2.9	6.74%
2002	4.7	6.86
2003	*	
2004	14.2	8.38
2005	9.7	9.16
Thereafter	509.6	7.14
Total	$542.2	7.20%
Fair Value	$496.3	

(*) Less than $2 million.

At December 31, 2001 and 2000, respectively, AFG and its subsidiaries had $337 million and $239 million in variable-rate debt maturing primarily in 2002 and 2004. The weighted average interest rate on AFG's variable-rate debt was 2.67% at December 31, 2001 compared to 7.10% at December 31, 2000. There were $242 million and $317 million of subsidiary trust preferred securities outstanding at December 31, 2001 and 2000, none of which is scheduled for maturity or mandatory redemption during the next five years; the weighted average interest rate on these securities was 9.09% at December 31, 2001 and 8.65% at December 31, 2000.

Results of Operations—Three Years Ended December 31, 2001

General

Results of operations as shown in the accompanying financial statements are prepared in accordance with generally accepted accounting principles. Many investors and analysts focus on "core earnings" of companies, setting aside certain items included in net earnings.

The following table reconciles AFG's operating earnings before income taxes as shown in the Statement of Operations to "core earnings" as generally referred to in quarterly news releases and independent financial analysts' reports (in millions, except per share amounts):

	2001	2000	1999
Operating earnings before income taxes	$ 55.9	$109.9	$302.1
Adjustments for normal items:			
Eliminate net realized (gains) losses	24.0	(4.7)	(20.2)
Include minority interest	(46.1)	(45.1)	(50.1)
Adjustments for unusual items:			
Add back special A&E charge	100.0	—	—
Add back World Trade Center losses	25.0	—	—
	158.8	60.1	231.8
Provision for income taxes	(53.1)	(17.8)	(81.4)
Core earnings from insurance businesses	$105.7	$ 42.3	$150.4
Per Common Share (diluted)	$1.55	$.71	$2.50

The increase in "core earnings" in 2001 is due primarily to improvement in underwriting results (aside from the two unusual items shown above) partially offset by a $15 million charge to increase reserves for environmental costs related to certain former operations.

The decrease in "core earnings" in 2000 is due primarily to a deterioration in underwriting results (including a $35 million strengthening of California workers' compensation reserves), a $41 million charge for the settlement of litigation and an offsetting gain of $23 million on the sale of certain real estate lease rights.

Property and Casualty Insurance—Underwriting

AFG's property and casualty operations consist of two major business groups: Specialty and Personal.

The Specialty group includes a highly diversified group of business lines. Some of the more significant areas are inland and ocean marine, California workers' compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, collateral protection, and umbrella and excess coverages.

The Personal group sells nonstandard and preferred/standard private passenger auto insurance and, to a lesser extent, homeowners' insurance. Nonstandard automobile insurance covers risks not typically accepted for standard automobile coverage because of the applicant's driving record, type of vehicle, age or other criteria.

To understand the overall profitability of particular lines, the timing of claims payments and the related impact of investment income must be considered. Certain "short-tail" lines of business (primarily property coverages) have quick loss payouts which reduce the time funds are held, thereby limiting investment income earned thereon. On the other hand, "long-tail" lines of business (primarily liability coverages and workers' compensation) have payouts that are either structured over many years or take many years to settle, thereby significantly increasing investment income earned on related premiums received.

Underwriting profitability is measured by the combined ratio which is a sum of the ratios of underwriting losses, loss adjustment expenses, underwriting expenses and policyholder dividends to premiums. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

For certain lines of business and products where the credibility of the range of loss projections is less certain (primarily the various specialty businesses listed above), management believes that it is prudent and appropriate to use conservative assumptions until such time as the data, experience and projections have more credibility, as evidenced by data volume, consistency and maturity of the data. While this practice mitigates the risk of adverse development on this business, it does not eliminate it.

While AFG desires and seeks to earn an underwriting profit on all of its business, it is not always possible to do so. As a result, AFG attempts to expand in the most profitable areas and control growth or even reduce its involvement in the least profitable ones.

Since mid-2000, AFG has been actively realigning its mix of business and resetting its rate structure with a goal of achieving underwriting profits, even if it entails sacrificing volume. Management expects the improvement experienced in the latter part of 2001 to continue in 2002.

Underwriting results of AFG's insurance operations outperformed the industry average for the sixteenth consecutive year (excluding special A&E charges of $100 million in 2001 and $214 million in 1998). AFG's insurance operations have been able to exceed the industry's results by focusing on growth opportunities in the more profitable areas of the specialty and nonstandard auto businesses.

Net written premiums and combined ratios for AFG's property and casualty insurance subsidiaries were as follows (dollars in millions):

	2001	2000	1999
Net Written Premiums (GAAP)			
Specialty	$1,542	$1,324	$1,111
Personal	1,040	1,311	1,154
Other Lines	—	3	(2)
	$2,582	$2,638	$2,263
Combined Ratios (GAAP)			
Specialty	101.7%	107.9%	102.7%
Personal	107.9	108.6	100.7
Aggregate (including A&E and other lines)	108.8%	108.0%	102.0%

Special A&E Charge

Estimating ultimate liability for asbestos claims presents unique and difficult challenges to the insurance industry due to, among other things, inconsistent court decisions, an increase in bankruptcy filings as a result of asbestos-related liabilities, novel theories of coverage, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage. The casualty insurance industry is engaged in extensive litigation over these coverage and liability issues as the volume and severity of claims against asbestos defendants continue to increase.

During the third quarter of 2001, AFG recorded an A&E charge of $100 million after experiencing an increase in the number and severity of asbestos claims and observing the developments of adverse trends in the property and casualty insurance industry concerning asbestos losses. This charge, accompanied by a transfer of $36 million from excess reserves for other environmental claims, resulted in an increase of $136 million in asbestos reserves.

While management believes that the reserves, as strengthened, are a reasonable estimate of ultimate liability for A&E claims, actual results may vary materially from the amounts currently recorded due to outstanding issues and uncertainties such as whether coverage exists, whether claims are to be allocated among triggered policies and implicated years, whether claimants who exhibit no signs of illness will be successful in pursuing their claims, predicting the number of future claims, and the impact of recent bankruptcy filings.

Further, certain policyholders assert that each bodily injury claim should be treated as a separate occurrence under the policy, and that their claims are not subject to aggregate limits on coverage because either their policies did not contain aggregate limits with respect to products liability coverage or, faced with exhaustion of products coverage limits, their asbestos claims fall within non-products liability coverage which is not subject to any aggregate limit. These claims are now being contested in insurance coverage litigation in various jurisdictions. In rejecting the claims that are the basis of this litigation, AFG believes its coverage defenses are substantial and intends to continue to vigorously defend its position. Nonetheless, the outcome of this litigation is uncertain and such claims may have a material adverse effect upon AFG's future results of operations and financial condition. For a discussion of asbestos and environmental litigation, see *Legal Proceedings* in AFG's Form 10-K.

Specialty

The Specialty group's increase in net written premiums in 2001 reflects the impact of rate increases implemented in 2000 and 2001 and the realization of growth opportunities in certain commercial markets, partially offset by the decision to discontinue certain lines of business that were not achieving adequate returns. Specialty rate increases averaged over 20% in 2001 and are expected to be at least 15% in 2002. The improvement in the combined ratio compared to 2000 reflects the impact of rate increases and unusually strong results in several businesses. Excluding the effect of the attack on the World Trade Center, the Specialty group reported an underwriting profit with a combined ratio of 99.9% for 2001.

The Specialty group's increase in net written premiums in 2000 reflects the effect of (i) the January 2000 termination of reinsurance agreements relating to the California workers' compensation business which were in effect throughout 1999, (ii) rate increases in certain casualty markets (particularly California workers' compensation) and (iii) the realization of growth opportunities in certain commercial markets. Excluding the impact of the terminated reinsurance agreements, net written premiums were up approximately 14% for 2000. In response to continued losses in the California workers' compensation business, rate increases implemented for this business averaged 25% in 2000. Rate increases implemented in the other specialty operations averaged 12% in 2000.

Due primarily to adverse development in prior year losses, AFG recorded a $35 million pretax charge in the third quarter of 2000 to strengthen loss reserves in its California workers' compensation business. The combined ratio for 2000 reflects this reserve strengthening (a combined ratio effect of 2.9 points) and the effect of a highly competitive pricing environment on policies written during 1999.

Personal

The Personal group's decline in net written premiums in 2001 reflects a reinsurance agreement, effective April 1, 2001, under which AFG cedes 90% of the automobile physical damage business written by certain of its insurance subsidiaries. This agreement is enabling AFG to reallocate some of its capital to the more profitable specialty operations. Excluding the effect of this agreement, the Personal group's net written premiums declined about 4% in 2001 as lower business volume was partially offset by the impact of significant rate increases in 2000 and 2001. The group implemented rate increases of about 14% in 2001 and expects to implement rate increases of at least 7% in 2002. As a result of rate increases in 2001 and 2000, the combined ratio improved to 107.9% for 2001.

The Personal group's increase in net written premiums for 2000 reflects firming market prices in the nonstandard auto market and expanded writings in certain private passenger automobile markets. These items were partially offset by the expected decline in volume caused by rate increases implemented throughout 2000. The combined ratio for 2000 increased due to (i) increased auto claim frequency and severity (particularly in medical and health related costs), (ii) the impact of a very competitive pricing environment on policies written during 1999 and early 2000 and (iii) increased underwriting expenses associated with the direct and Internet marketing initiatives. In an effort to alleviate increasing losses, AFG implemented rate increases averaging approximately 13% in 2000.

Life, Accident and Health Premiums and Benefits

Life, accident and health premiums and benefits increased in 2001 and 2000 due primarily to the acquisition of a block of supplemental health insurance business in November 2000 and the October 1999 acquisition of United Teacher Associates.

Investment Income

Changes in investment income reflect fluctuations in market rates and changes in average invested assets. Investment income increased in 2001 due primarily to higher average investment in fixed maturity securities, partially offset by lower average interest rates on those investments.

Gain on Sale of Other Investments

In September 2000, GAFRI realized a $27.2 million pretax gain on the sale of its minority ownership in a company engaged in the production of ethanol. GAFRI's investment was repurchased by the ethanol company which, following the purchase, became wholly-owned by AFG's Chairman.

Gains (Losses) on Securities

Realized gains (losses) on sales of securities include provisions for other than temporary impairment of securities still held of $125.5 million in 2001, $27.5 million in 2000 and $13 million in 1999. The provision for 2001 includes $8 million for the writedown of AFG's investment in Chiquita from $1.00 per share to $.67 per share.

Realized gains (losses) on securities includes gains of $5.2 million in 2001 and $1.5 million in the fourth quarter of 2000 to adjust the carrying value of AFG's investment in warrants to market value under SFAS No. 133.

Gains on Sales of Subsidiaries

In 2001, AFG recognized a $7.1 million pretax gain on the sale of a small insurance subsidiary. In connection with the sale of the Japanese division in 2001, AFG recognized a $6.9 million pretax loss and deferred a gain of approximately $21 million on ceded insurance which is being recognized over the estimated settlement period (weighted average of 4 years) of the ceded claims.

In 2000, AFG recognized (i) a $25 million pretax gain representing an earn-out related to the 1998 sale of its Commercial lines division, (ii) a $10.3 million pretax loss on the sale of Stonewall Insurance Company and (iii) a $10.7 million estimated pretax loss related to the agreement to sell its Japanese division (completed in 2001).

Real Estate Operations

AFG's subsidiaries are engaged in a variety of real estate operations including hotels, apartments, office buildings and recreational facilities; they also own several parcels of land. Revenues and expenses of these operations, including gains and losses on disposal, are included in AFG's statement of operations as shown below (in millions).

	2001	2000	1999
Other income	$102.6	$95.9	$87.4
Other operating and general expenses	64.9	65.6	62.5
Interest charges on borrowed money	2.3	2.6	2.8
Minority interest expense, net	3.7	1.5	2.0

Other income includes net pretax gains on the sale of real estate assets of $27.2 million in 2001, $12.4 million in 2000 and $15.2 million in 1999.

Other Income

2001 compared to 2000 Other income returned to more normal levels in 2001 due primarily to the absence of income from the sale of lease rights, lease residuals and other operating assets.

2000 compared to 1999 Other income increased $78.4 million (45%) in 2000 due primarily to increased fee income generated by certain insurance operations, income from the sale of lease rights and lease residuals and increased revenues from real estate operations.

Annuity Benefits

For GAAP financial reporting purposes, annuity receipts are accounted for as interest-bearing deposits ("annuity benefits accumulated") rather than as revenues. Under these contracts, policyholders' funds are credited with interest on a tax-deferred basis until withdrawn by the policyholder. Annuity benefits reflect amounts accrued on annuity policyholders' funds accumulated. The rate at which GAFRI credits interest on most of its annuity policyholders' funds is subject to change based on management's judgment of market conditions. As a result, management has been able to react to changes in market interest rates and maintain a desired interest rate spread. While GAFRI believes the interest rate and stock market environment over the last several years has contributed to an increase in annuitizations and surrenders, the company's persistency rate remains approximately 90%. In 2000, annuity benefits also includes a second quarter charge of $14.2 million related to the settlement of a policyholder class action lawsuit.


AMERICAN
FINANCIAL
GROUP, INC.

Interest on Borrowed Money

Changes in interest expense result from fluctuations in market rates as well as changes in borrowings. AFG has generally financed its borrowings on a long-term basis which has resulted in higher current costs. Interest expense decreased in 2001 as lower average interest rates on AFG's variable rate debt and lower average subsidiary indebtedness more than offset higher average borrowings under the AFC bank line. Interest expense increased in 2000 due to higher average indebtedness.

Other Operating and General Expenses

2001 compared to 2000 Excluding the 2000 litigation charges discussed below, other operating and general expenses increased $30.2 million (7%) due primarily to a $14.8 million increase in environmental reserves related to former operations and increased amortization of annuity and life deferred acquisition costs resulting from increased sales of traditional life insurance and changes in actuarial assumptions related to variable annuities.

2000 compared to 1999 Other operating and general expenses for 2000 include second quarter charges of $18.3 million related to an agreement to settle a lawsuit against a GAFRI subsidiary and $8.8 million for an adverse California Supreme Court ruling against an AFG property and casualty subsidiary. Excluding these litigation charges, other operating and general expenses increased $56.1 million (14%) due primarily to the inclusion of the operations of UTA following its acquisition in October 1999 and increased expenses from certain start-up operations.

During 1999, AFG expensed approximately $23 million to successfully ensure that its systems would function properly in the year 2000 and beyond. Because a significant portion of the Year 2000 Project was completed using internal staff, these costs do not represent solely incremental costs.

Income Taxes

See Note J to the Financial Statements for an analysis of items affecting AFG's effective tax rate.

Investee Corporations

Chiquita

Equity in net losses of investee corporations for 2000 and 1999 includes AFG's proportionate share of the results of Chiquita Brands International. Chiquita reported net losses attributable to common shareholders of $112 million in 2000 and $75.5 million in 1999. In 2001, AFG suspended accounting for Chiquita under the equity method due to Chiquita's pending restructuring.

Equity in net losses of investees for 2000 includes a $95.7 million pretax charge to writedown AFG's investment in Chiquita to a market value of approximately $1 per share. Chiquita's results for 2000 include $20 million in charges and writedowns of production and sourcing assets in its Fresh Produce operations.

In late 1999, Chiquita underwent a workforce reduction program that streamlined certain corporate and staff functions in the U.S., Central America and Europe. Operating income for 1999 includes a $9 million charge for severance and other costs associated with the program.

Start-up Manufacturing Businesses

AFG's pretax operating earnings for 2000 include losses of $6.7 million from two start-up manufacturing businesses acquired in 2000 from their former owners. AFG sold the equity interests in these businesses in the fourth quarter of 2000 for a nominal cash consideration plus warrants to repurchase a significant ownership interest. Beginning in the fourth quarter of 2000, AFG's equity in the results of operations of these businesses is included in investee earnings. Loans outstanding to these businesses totaled $86.1 million at December 31, 2001 and $61.5 million at December 31, 2000. Because AFG retains the financial risk in these businesses, it continues accounting for their operations under the equity method as investees. Accordingly, AFG's carrying value of these businesses was approximately $45 million at December 31, 2001 and 2000.

In 2001 and 2000, equity in net losses of investee corporations includes $16.6 million and $4.1 million, respectively, in losses of these businesses. Investee losses in 2001 include litigation judgments of $4.7 million against one of the companies relating to the alleged misappropriation of a trade secret and infringement of a patent. In November 2001, an injunction was issued which would prohibit the company from using the equipment which was the subject of the trade secret claim and effectively close the plant. The injunction was subsequently modified, pending appeal, to permit operations to continue and require certain escrow payments. If the investee is unsuccessful in its attempt to have the injunction lifted or further modified, or if operating results fail to improve, a substantial portion of AFG's investment ($31.8 million as of December 31, 2001), may be written off.

Cumulative Effect of Accounting Changes

In 2001, the cumulative effect of accounting change represents the implementation of a new accounting standard (EITF 99-20) which resulted in a writedown of $16.9 million ($10.0 million or $.15 per share after tax and minority interest) of the carrying value of certain collateralized debt obligations as of April 1, 2001.

In October 2000, AFG implemented Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires all derivatives to be recognized in the balance sheet at fair value and that the initial effect of recognizing derivatives at fair value be reported as a cumulative effect of a change in accounting principle. Accordingly, AFG recorded a charge of $9.1 million (net of minority interest and taxes) to record its derivatives at fair value at the beginning of the fourth quarter of 2000.

In 1999, GAFRI implemented Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". The SOP requires that costs of start-up activities be expensed as incurred and that unamortized balances of previously deferred costs be expensed and reported as the cumulative effect of a change in accounting principle. Accordingly, AFG expensed previously capitalized start-up costs of $3.8 million (net of minority interest and taxes) in the first quarter of 1999.

Recent Accounting Standards

The following accounting standards have been or will be implemented by AFG. The implementation of these standards is discussed under various subheadings of Note A to the Financial Statements; effects of each are shown in the relevant Notes.

Accounting Standard	Subject of Standard (Year Implemented)	Reference
SOP 98-5	Start-up Costs (1999)	"Start-up Costs"
SFAS #133	Derivatives (2000)	"Derivatives"
EITF 99-20	Asset-backed Securities (2001)	"Investments"
SFAS #141	Business Combinations (2001)	"Business Combinations"
SFAS #142	Goodwill and Other Intangibles (2002)	"Goodwill"

Other standards issued in recent years did not apply to AFG or had only negligible effects on AFG.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 141, business combinations initiated after June 30, 2001 are required to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill will no longer be required to be amortized beginning January 1, 2002, but will be subject to an impairment test at least annually. A transitional test for impairment is required to be completed in 2002 with any resulting writedown reported during the first quarter as a cumulative effect of a change in accounting principle. Other operating and general expenses include goodwill amortization of $14.4 million in 2001, $17.2 million in 2000 and $14.3 million in 1999. The carrying value of AFG's goodwill at December 31, 2001, was $312.8 million. AFG has not yet determined what effect, if any, the transitional test for impairment will have on its earnings or financial position.

Report of Management

The financial information presented in this Annual Report has been prepared by American Financial Group, Inc. and is the responsibility of its management who believes that the financial statements and related notes have been prepared in accordance with generally accepted accounting principles.

The accounting systems and internal controls of the Company have been designed to provide reasonable assurance that the financial records are reliable for preparation of financial statements and that assets are safeguarded against losses from unauthorized use or disposition. These systems and controls are monitored on an ongoing basis.

The Company engages an independent accounting firm to audit its financial statements and express an opinion thereon. The independent auditors have full and free access to all Company records and personnel in conducting their audits. These audits include tests and other procedures as they consider necessary.

Additionally, the Board of Directors, primarily through the Audit Committee, reviews the Company's accounting policies and controls. The independent auditors have full and free access to meet with the Audit Committee, with or without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee.

Report of Independent Auditors

Board of Directors
American Financial Group, Inc.

We have audited the accompanying consolidated balance sheet of American Financial Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Financial Group, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Cincinnati, Ohio
March 8, 2002

Consolidated Balance Sheet *(dollars in thousands)*

December 31,	2001	2000
Assets		
Cash and short-term investments	$ 544,173	$ 438,670
Investments:		
Fixed maturities—at market (amortized cost—$10,593,305 and $10,148,348)	10,748,605	10,164,648
Other stocks—at market (cost—$187,810 and $174,959)	313,710	385,359
Investment in investee corporations	—	23,996
Policy loans	211,288	213,469
Real estate and other investments	266,545	273,994
Total investments	11,540,148	11,061,466
Recoverables from reinsurers and prepaid reinsurance premiums	2,286,509	1,845,171
Agents' balances and premiums receivable	666,171	700,215
Deferred acquisition costs	818,323	763,097
Other receivables	254,255	240,731
Variable annuity assets (separate accounts)	529,590	533,655
Prepaid expenses, deferred charges and other assets	449,693	513,616
Cost in excess of net assets acquired	312,819	318,920
	$17,401,681	$16,415,541
Liabilities and Capital		
Unpaid losses and loss adjustment expenses	$ 4,777,580	$ 4,515,561
Unearned premiums	1,640,955	1,414,492
Annuity benefits accumulated	5,832,120	5,543,683
Life, accident and health reserves	638,522	599,360
Long-term debt:		
Holding companies	608,960	584,869
Subsidiaries	270,752	195,087
Variable annuity liabilities (separate accounts)	529,590	533,655
Accounts payable, accrued expenses and other liabilities	1,150,093	972,271
Total liabilities	15,448,572	14,358,978
Minority interest	454,730	508,033
Shareholders' Equity:		
Common Stock, no par value		
—200,000,000 shares authorized		
—68,491,610 and 67,410,091 shares outstanding	68,492	67,410
Capital surplus	911,074	898,244
Retained earnings	359,513	442,276
Unrealized gain on marketable securities, net	159,300	140,600
Total shareholders' equity	1,498,379	1,548,530
	$17,401,681	$16,415,541

See notes to consolidated financial statements.

Consolidated Statement of Operations *(in thousands, except per share data)*

Year Ended December 31,	2001	2000	1999
Income:			
Property and casualty insurance premiums	$2,593,938	$2,494,892	$2,210,819
Life, accident and health premiums	280,122	230,441	119,160
Investment income	853,673	834,288	835,375
Realized gains (losses) on:			
Securities	(24,140)	(26,581)	20,152
Subsidiaries	170	4,032	—
Other investments	—	27,230	—
Other income	219,869	253,025	174,601
	3,923,632	3,817,327	3,360,107
Costs and Expenses:			
Property and casualty insurance:			
Losses and loss adjustment expenses	2,080,057	1,961,538	1,588,651
Commissions and other underwriting expenses	741,396	735,241	665,109
Annuity benefits	294,654	293,171	262,632
Life, accident and health benefits	213,022	175,174	86,439
Interest charges on borrowed money	60,744	67,642	63,672
Other operating and general expenses	477,861	474,668	391,543
	3,867,734	3,707,434	3,058,046
Operating earnings before income taxes	55,898	109,893	302,061
Provision for income taxes	10,078	29,041	98,198
Net operating earnings	45,820	80,852	203,863
Minority interest expense, net of tax	(34,070)	(35,366)	(39,085)
Equity in net losses of investees, net of tax	(16,550)	(92,449)	(17,783)
Earnings (loss) before extraordinary items and accounting changes	(4,800)	(46,963)	146,995
Extraordinary items—loss on prepayment of debt	—	—	(1,701)
Cumulative effect of accounting changes	(10,040)	(9,072)	(3,854)
Net Earnings (Loss)	($ 14,840)	($ 56,035)	$ 141,440
Basic earnings (loss) per Common Share:			
Before extraordinary items and accounting changes	($.07)	($.80)	$2.46
Loss on prepayment of debt	—	—	(.03)
Cumulative effect of accounting changes	(.15)	(.15)	(.06)
Net earnings (loss) available to Common Shares	($.22)	($.95)	$2.37
Diluted earnings (loss) per Common Share:			
Before extraordinary items and accounting changes	($.07)	($.80)	$2.44
Loss on prepayment of debt	—	—	(.03)
Cumulative effect of accounting changes	(.15)	(.15)	(.06)
Net earnings (loss) available to Common Shares	($.22)	($.95)	$2.35
Average number of Common Shares:			
Basic	67,928	58,905	59,732
Diluted	68,368	59,074	60,210
Cash dividends per Common Share	$1.00	$1.00	$1.00

See notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity *(dollars in thousands)*

	Common Shares	Common Stock and Capital Surplus	Retained Earnings	Unrealized Gain (Loss) on Securities	Total
Balance at December 31, 1998	60,928,322	$831,649	$527,028	$357,500	$1,716,177
Net earnings	—	—	141,440	—	141,440
Change in unrealized	—	—	—	(375,700)	(375,700)
Comprehensive income (loss)					(234,260)
Dividends on Common Stock	—	—	(59,754)	—	(59,754)
Shares issued:					
Exercise of stock options	79,762	2,200	—	—	2,200
Dividend reinvestment plan	6,099	222	—	—	222
Employee stock purchase plan	63,794	2,136	—	—	2,136
Retirement plan contributions	57,888	2,171	—	—	2,171
Portion of bonuses paid in stock	38,640	1,439	—	—	1,439
Directors fees paid in stock	2,683	90	—	—	90
Shares acquired and retired	(2,757,236)	(37,726)	(51,176)	—	(88,902)
Tax effect of intercompany dividends	—	(6,400)	—	—	(6,400)
Other	—	4,859	—	—	4,859
Balance at December 31, 1999	58,419,952	$800,640	$557,538	($ 18,200)	$1,339,978
Net earnings (loss)	—	$ —	($ 56,035)	$ —	($ 56,035)
Change in unrealized	—	—	—	158,800	158,800
Comprehensive income					102,765
Dividends on Common Stock	—	—	(58,571)	—	(58,571)
Shares issued:					
Public offering	8,337,500	154,783	—	—	154,783
Exercise of stock options	68,523	1,376	—	—	1,376
Dividend reinvestment plan	285,694	5,731	—	—	5,731
Employee stock purchase plan	70,621	1,694	—	—	1,694
Retirement plan contributions	274,716	6,242	—	—	6,242
Directors fees paid in stock	3,813	96	—	—	96
Shares acquired and retired	(50,728)	(695)	(656)	—	(1,351)
Tax effect of intercompany dividends	—	(6,400)	—	—	(6,400)
Capital transactions of subsidiaries	—	178	—	—	178
Other	—	2,009	—	—	2,009
Balance at December 31, 2000	67,410,091	$965,654	$442,276	$140,600	$1,548,530
Net earnings (loss)	—	$ —	($ 14,840)	$ —	($ 14,840)
Change in unrealized	—	—	—	18,700	18,700
Comprehensive income					3,860
Dividends on Common Stock	—	—	(67,874)	—	(67,874)
Shares issued:					
Exercise of stock options	65,335	1,522	—	—	1,522
Dividend reinvestment plan	85,105	1,806	—	—	1,806
Employee stock purchase plan	53,370	1,365	—	—	1,365
Retirement plan contributions	876,877	20,970	—	—	20,970
Directors fees paid in stock	4,044	96	—	—	96
Shares acquired and retired	(3,543)	(51)	(49)	—	(100)
Tax effect of intercompany dividends	—	(6,400)	—	—	(6,400)
Capital transactions of subsidiaries	—	(4,215)	—	—	(4,215)
Other	331	(1,181)	—	—	(1,181)
Balance at December 31, 2001	68,491,610	$979,566	$359,513	$159,300	$1,498,379

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows *(in thousands)*

Year Ended December 31,	2001	2000	1999
Operating Activities:			
Net earnings (loss)	($ 14,840)	($ 56,035)	$141,440
Adjustments:			
Extraordinary items	—	—	1,701
Cumulative effect of accounting changes	10,040	9,072	3,854
Equity in net losses of investees	16,550	92,449	17,783
Depreciation and amortization	147,588	117,388	94,984
Annuity benefits	294,654	293,171	262,632
Changes in reserves on assets	10,505	3,795	(8,285)
Realized gains on investing activities	(2,604)	(25,173)	(37,988)
Deferred annuity and life policy acquisition costs	(137,724)	(146,686)	(119,382)
Decrease (increase) in reinsurance and other receivables	(309,500)	70,433	(112,558)
Decrease (increase) in other assets	(42,103)	(87,501)	58,404
Increase in insurance claims and reserves	546,522	189,587	112,721
Increase (decrease) in other liabilities	158,942	(28,848)	(50,590)
Increase in minority interest	15,156	4,957	11,112
Dividends from investees	—	—	4,799
Other, net	28,730	4,856	8,588
	721,916	441,465	389,215
Investing Activities:			
Purchases of and additional investments in:			
Fixed maturity investments	(3,827,768)	(1,635,578)	(2,049,536)
Equity securities	(9,071)	(45,800)	(80,624)
Subsidiaries	—	—	(285,971)
Real estate, property and equipment	(90,111)	(88,371)	(74,063)
Maturities and redemptions of fixed maturity investments	902,820	689,691	1,047,169
Sales of:			
Fixed maturity investments	2,468,492	810,942	1,226,111
Equity securities	15,814	84,147	100,076
Investees and subsidiaries	40,395	30,694	—
Real estate, property and equipment	71,002	30,150	31,354
Cash and short-term investments of acquired (former) subsidiaries, net	(134,237)	(132,163)	54,331
Decrease (increase) in other investments	(7,827)	5,637	21,439
	(570,491)	(250,651)	(9,714)
Financing Activities:			
Fixed annuity receipts	616,628	496,742	446,430
Annuity surrenders, benefits and withdrawals	(622,474)	(731,856)	(698,281)
Net transfers from fixed to variable annuities	(363)	(50,475)	(19,543)
Additional long-term borrowings	242,613	182,462	614,638
Reductions of long-term debt	(143,840)	(141,577)	(478,657)
Issuances of Common Stock	2,582	157,295	3,459
Repurchases of Common Stock	—	—	(88,597)
Repurchases of trust preferred securities	(75,000)	(2,479)	(5,509)
Cash dividends paid	(66,068)	(52,886)	(59,532)
	(45,922)	(142,774)	(285,592)
Net Increase in Cash and Short-term Investments	105,503	48,040	93,909
Cash and short-term investments at beginning of period	438,670	390,630	296,721
Cash and short-term investments at end of period	$544,173	$438,670	$ 390,630

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

A. Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of American Financial Group, Inc. ("AFG") and its subsidiaries. Certain reclassifications have been made to prior years to conform to the current year's presentation. All significant intercompany balances and transactions have been eliminated. All acquisitions have been treated as purchases. The results of operations of companies since their formation or acquisition are included in the consolidated financial statements.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Investments

All fixed maturity securities are considered "available for sale" and reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity. Short-term investments are carried at cost; loans receivable are carried primarily at the aggregate unpaid balance. Premiums and discounts on mortgage-backed securities are amortized over a period based on estimated future principal prepayments and adjusted to reflect actual prepayments.

Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

Emerging Issues Task Force Issue No. 99-20 established a new standard for recognition of impairment on certain asset-backed investments. Impairment losses on these investments must be recognized when (i) the fair value of the security is less than its cost basis and (ii) there has been an adverse change in the expected cash flows. The new standard became effective on April 1, 2001. Impairment losses at initial application of this rule were recognized as the cumulative effect of an accounting change. Subsequent impairments are recognized as a component of net realized gains and losses.

Investment in Investee Corporations

Investments in securities of 20%- to 50%-owned companies are generally carried at cost, adjusted for AFG's proportionate share of their undistributed earnings or losses.

Due to Chiquita's announced intention to pursue a plan to restructure its public debt, AFG wrote down its investment in Chiquita common stock to market value at December 31, 2000. In 2001, AFG suspended accounting for the investment under the equity method due to the expected restructuring, and reclassified the investment to "Other stocks."

Cost in Excess of Net Assets Acquired

Through December 31, 2001, the excess of cost of subsidiaries over AFG's equity in the underlying net assets ("goodwill") was being amortized over periods of 20 to 40 years. Under Statement of Financial Accounting Standards ("SFAS") No. 142 (issued in July 2001), goodwill will no longer be amortized but will be subject to an impairment test at least annually. SFAS No. 142 is effective beginning January 1, 2002, with the initial effect of the standard reported as a first quarter 2002 cumulative effect of a change in accounting principle.

Insurance

As discussed under "Reinsurance" below, unpaid losses and loss adjustment expenses and unearned premiums have not been reduced for reinsurance recoverable.

Reinsurance

In the normal course of business, AFG's insurance subsidiaries cede reinsurance to other companies to diversify risk and limit maximum loss arising from large claims. To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, AFG's insurance subsidiaries would remain liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. AFG's insurance subsidiaries report as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies in force. AFG's insurance subsidiaries also assume reinsurance from other companies. Income on reinsurance assumed is recognized based on reports received from ceding companies.


American Financial
Group, Inc.

Deferred Policy Acquisition Costs ("DPAC")

Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred. For the property and casualty companies, DPAC is limited based upon recoverability without any consideration for anticipated investment income and is charged against income ratably over the terms of the related policies.

DPAC related to annuities and universal life insurance products is amortized, with interest, in relation to the present value of expected gross profits on the policies. To the extent that realized gains and losses result in adjustments to the amortization of DPAC related to annuities, such adjustments are reflected as components of realized gains. DPAC related to annuities is also adjusted, net of tax, for the change in amortization that would have been recorded if the unrealized gains (losses) from securities had actually been realized. This adjustment is included in unrealized gains (losses) on marketable securities.

DPAC related to traditional life and health insurance is amortized over the expected premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues.

Unpaid Losses and Loss Adjustment Expenses

The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Statement of Operations in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

Annuity Benefits Accumulated

Annuity receipts and benefit payments are recorded as increases or decreases in "annuity benefits accumulated" rather than as revenue and expense. Increases in this liability for interest credited are charged to expense and decreases for surrender charges are credited to other income.

Life, Accident and Health Reserves

Liabilities for future policy benefits under traditional life, accident and health policies are computed using the net level premium method. Computations are based on anticipated investment yield, mortality, morbidity and surrenders and include provisions for unfavorable deviations. Reserves established for accident and health claims are modified as necessary to reflect actual experience and developing trends.

Variable Annuity Assets and Liabilities

Separate accounts related to variable annuities represent deposits invested in underlying investment funds on which Great American Financial Resources, Inc. ("GAFRI"), an 83%-owned subsidiary, earns a fee. Investment funds are selected and may be changed only by the policyholder, who retains all investment risk. Accordingly, GAFRI's liability for these accounts equals the value of the account assets.

Premium Recognition

Property and casualty premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premiums are based on reports received from such companies and organizations. For traditional life, accident and health products, premiums are recognized as revenue when legally collectible from policyholders. For interest-sensitive life and universal life products, premiums are recorded in a policyholder account which is reflected as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses.

Policyholder Dividends

Dividends payable to policyholders are included in "Accounts payable, accrued expenses and other liabilities" and represent estimates of amounts payable on participating policies which share in favorable underwriting results. Estimates are accrued during the period in which premiums are earned. Changes in estimates are included in income in the period determined. Policyholder dividends do not become legal liabilities unless and until declared by the boards of directors of the insurance companies.

Minority Interest

For balance sheet purposes, minority interest represents the interests of noncontrolling shareholders in AFG subsidiaries, including American Financial Corporation ("AFC") preferred stock and preferred securities issued by trust subsidiaries of AFG. For income statement purposes, minority interest expense represents those shareholders' interest in the earnings of AFG subsidiaries as well as AFC preferred dividends and accrued distributions on the trust preferred securities.

Income Taxes

AFC files consolidated federal income tax returns which include all 80%-owned U.S. subsidiaries, except for certain life insurance subsidiaries and their subsidiaries. Because holders of AFC Preferred Stock hold in excess of 20% of AFC's voting rights, AFG (parent) and its direct subsidiary, AFC Holding Company ("AFC Holding" or "AFCH"), are not eligible to file consolidated returns with AFC, and therefore, file separately.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized.

Stock-Based Compensation

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," AFG accounts for stock options and other stock-based compensation plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under AFG's stock option plan, options are granted to officers, directors and key employees at exercise prices equal to the fair value of the shares at the dates of grant. No compensation expense is recognized for stock option grants.

Benefit Plans

AFG provides retirement benefits to qualified employees of participating companies through contributory and noncontributory defined contribution plans contained in AFG's Retirement and Savings Plan. Under the retirement portion of the plan, company contributions are invested primarily in securities of AFG and affiliates. Under the savings portion of the plan, AFG matches a specific portion of employee contributions. Contributions to benefit plans are charged against earnings in the year for which they are declared.

AFG and many of its subsidiaries provide health care and life insurance benefits to eligible retirees. AFG also provides postemployment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

Derivatives

Effective October 1, 2000, AFG implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments (including derivative instruments that are embedded in other contracts) and for hedging activities. Prior year financial statements were not restated. SFAS No. 133 generally requires that derivatives (both assets and liabilities) be recognized in the balance sheet at fair value with changes in fair value included in current earnings. The cumulative effect of implementing SFAS No. 133, which resulted from the initial recognition of AFG's derivatives at fair value, was a loss of $9.1 million (net of minority interest and taxes) or $.15 per diluted share.

Derivatives included in AFG's Balance Sheet consist primarily of investments in common stock warrants (included in other stocks), the equity-based component of certain annuity products (included in annuity benefits accumulated) and call options (included in other investments) used to mitigate the risk embedded in the equity-indexed annuity products.

Start-up Costs

Prior to 1999, GAFRI deferred certain costs associated with introducing new products and distribution channels and amortized them on a straight-line basis over 5 years. In 1999, GAFRI implemented Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". The SOP requires that (i) costs of start-up activities be expensed as incurred and (ii) unamortized balances of previously deferred costs be expensed and reported as the cumulative effect of a change in accounting principle. Accordingly, AFG expensed previously capitalized start-up costs of $3.8 million (net of minority interest and taxes) or $.06 per diluted share, effective January 1, 1999.

Earnings Per Share

Basic earnings per share is calculated using the weighted average number of shares of common stock outstanding during the period. The calculation of diluted earnings per share includes the following dilutive effects of common stock options: 2001 – 440,000 shares; 2000 – 169,000 shares and 1999 – 478,000 shares.

Statement of Cash Flows

For cash flow purposes, "investing activities" are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and


AMERICAN
FINANCIAL
GROUP, INC.

equipment. "Financing activities" include obtaining resources from owners and providing them with a return on their investments, borrowing money and repaying amounts borrowed. Annuity receipts, benefits and withdrawals are also reflected as financing activities. All other activities are considered "operating". Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

B. Acquisitions and Sales of Subsidiaries and Investees

Seven Hills Insurance Company

In July 2001, AFG sold Seven Hills Insurance Company for $18.4 million, realizing a pretax gain of $7.1 million. AFG retained all liability for Seven Hills' business related to the period AFG owned the company.

Japanese division

In December 2000, AFG agreed to sell its Japanese property and casualty division to Mitsui Marine & Fire Insurance Company of America for $22 million in cash and recorded an estimated $10.7 million pretax loss. Upon completion of the sale in March 2001, AFG realized an additional pretax loss of $6.9 million (including post closing adjustments) and deferred a gain of approximately $21 million on ceded insurance; the deferred gain is being recognized over the estimated settlement period (weighted average of 4 years) of the ceded claims. At the same time, a reinsurance agreement under which Great American Insurance ceded a portion of its pool of insurance to Mitsui was terminated. The Japanese division generated net written premiums of approximately $60 million per year to Great American while Great American ceded approximately $45 million per year to Mitsui.

Stonewall Insurance Company

In September 2000, AFG sold Stonewall Insurance Company for $31.2 million (net of post closing adjustments), realizing a pretax loss of $10.3 million. Stonewall was a non-operating property and casualty subsidiary with approximately $320 million in assets, engaged primarily in the run-off of approximately $170 million in asbestos and environmental liabilities associated with policies written through 1991.

Commercial lines division

In 1998, AFG sold its Commercial lines division to Ohio Casualty Corporation for $300 million cash plus warrants to purchase shares of Ohio Casualty common stock. AFG received an additional $25 million (included in gains on sales of subsidiaries) in August 2000 under a provision in the sale agreement related to the retention and growth of the insurance businesses sold.

Start-up manufacturing businesses

Since 1998, AFG subsidiaries have made loans to two start-up manufacturing businesses which were previously owned by unrelated third-parties. During 2000, the former owners chose to forfeit their equity interests to AFG rather than invest additional capital. Total loans extended to these businesses prior to forfeiture amounted to $49.7 million and the accumulated losses of the two businesses were approximately $29.7 million.

During the fourth quarter of 2000, AFG sold the equity interests to a group of employees for nominal cash consideration plus warrants to repurchase a significant ownership interest. Due to the absence of significant financial investment by the buyers relative to the amount of loans ($61.5 million at December 31, 2000) owed to AFG subsidiaries, the sale was not recognized as a divestiture for accounting purposes. Assets of the businesses ($57.1 million at December 31, 2001 and $55.3 million at December 31, 2000) are included in other assets; liabilities of the businesses ($11.8 million at December 31, 2001 and $7.5 million at December 31, 2000, after consolidation and elimination of loans from AFG subsidiaries) are included in other liabilities. AFG's equity in the losses of these two companies during 2001 and the fourth quarter of 2000 of $16.6 million and $4.1 million, respectively, is included in investee losses in the Statement of Operations.

Worldwide Insurance Company

In 1999, AFG acquired Worldwide Insurance Company for $157 million in cash. Worldwide is a provider of direct response private passenger automobile insurance.

United Teacher Associates

In 1999, GAFRI acquired United Teacher Associates Insurance Company of Austin, Texas ("UTA") for $81 million in cash. UTA provides supplemental health products and retirement annuities, and purchases blocks of insurance policies from other insurers.

Great American Life Insurance Company of New York and Consolidated Financial

In 1999, GAFRI acquired Great American Life Insurance Company of New York, formerly Old Republic Life Insurance Company of New York, for $27 million and Consolidated Financial Corporation, an insurance agency, for $21 million.

C. Segments of Operations

AFG's property and casualty group is engaged primarily in specialty and private passenger automobile insurance businesses. The Specialty group includes a highly diversified group of specialty business units. Some of the more significant areas are inland and ocean marine, California workers' compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, collateral protection, and umbrella and excess coverages. The Personal group writes nonstandard and preferred/standard private passenger auto and other personal insurance coverage. AFG's annuity and life business markets primarily retirement products as well as life and supplemental health insurance. AFG's businesses operate throughout the United States. In 2001, 2000, and 1999, AFG derived less than 2% of its revenues from the sale of life and supplemental health products in Puerto Rico and less than 1% of its revenues from the sale of property and casualty insurance in Mexico, Canada, Puerto Rico, Europe and Asia.

The following tables (in thousands) show AFG's assets, revenues and operating profit (loss) by significant business segment. Operating profit (loss) represents total revenues less operating expenses.

	2001	2000	1999
Assets			
Property and casualty insurance (a)	$ 8,796,909	$ 8,200,683	$ 8,158,371
Annuities and life	8,370,904	7,934,851	7,523,570
Other	233,868	256,011	212,150
	17,401,681	16,391,545	15,894,091
Investment in investees	—	23,996	159,984
	$17,401,681	$16,415,541	$16,054,075
Revenues (b)			
Property and casualty insurance:			
Premiums earned:			
Specialty	$ 1,409,497	$ 1,223,435	$ 1,047,858
Personal	1,182,651	1,270,328	1,163,223
Other lines (c)	1,790	1,129	(262)
	2,593,938	2,494,892	2,210,819
Investment and other income	458,410	450,537	450,829
	3,052,348	2,945,429	2,661,648
Annuities and life (d)	855,733	823,586	665,661
Other	15,551	48,312	32,798
	$ 3,923,632	$ 3,817,327	$ 3,360,107
Operating Profit (Loss)			
Property and casualty insurance:			
Underwriting:			
Specialty	($ 23,274)	($ 94,857)	($ 28,015)
Personal	(93,254)	(108,372)	(7,685)
Other lines (c)(e)	(110,987)	1,342	(7,241)
	(227,515)	(201,887)	(42,941)
Investment and other income	296,725	289,549	282,440
	69,210	87,662	239,499
Annuities and life	100,864	96,211	110,750
Other (f)	(114,176)	(73,980)	(48,188)
	$ 55,898	$ 109,893	$ 302,061

(a) Not allocable to segments.
(b) Revenues include sales of products and services as well as other income earned by the respective segments.
(c) Represents lines in "run-off"; AFG has ceased underwriting new business in these operations.
(d) Represents primarily investment income.
(e) Includes a charge of $100 million in 2001 related to asbestos and other environmental matters ("A&E").
(f) Includes holding company expenses.

D. Investments

Fixed maturities and other stocks at December 31 consisted of the following (in millions):

	2001				2000			
	Amortized	Market	Gross Unrealized		Amortized	Market	Gross Unrealized	
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses
Fixed maturities:								
United States Government and government agencies and authorities	$ 1,000.1	$ 1,017.8	$ 21.7	($ 4.0)	$ 537.9	$ 553.5	$ 16.9	($ 1.3)
States, municipalities and political subdivisions	405.6	414.9	16.2	(6.9)	416.6	426.9	12.2	(1.9)
Foreign government	105.5	108.8	3.5	(.2)	84.1	86.5	2.7	(.3)
Public utilities	772.0	778.8	14.4	(7.6)	634.7	637.3	11.5	(8.9)
Mortgage-backed securities	2,632.9	2,702.5	89.5	(19.9)	2,604.2	2,670.1	79.4	(13.5)
All other corporate	5,616.7	5,673.5	160.1	(103.3)	5,809.4	5,734.6	87.7	(162.5)
Redeemable preferred stocks	60.5	52.3	.8	(9.0)	61.4	55.7	.2	(5.9)
	$10,593.3	$10,748.6	$306.2	($150.9)	$10,148.3	$10,164.6	$210.6	($194.3)
Other stocks	$ 187.8	$ 313.7	$135.7	($ 9.8)	$ 175.0	$ 385.4	$224.6	($ 14.2)

The table below sets forth the scheduled maturities of fixed maturities based on market value as of December 31, 2001. Data based on amortized cost is generally the same. Mortgage-backed securities had an average life of approximately five years at December 31, 2001.

Maturity	
One year or less	4%
After one year through five years	25
After five years through ten years	30
After ten years	16
	75
Mortgage-backed securities	25
	100%

Certain risks are inherent in connection with fixed maturity securities, including loss upon default, price volatility in reaction to changes in interest rates, and general market factors and risks associated with reinvestment of proceeds due to prepayments or redemptions in a period of declining interest rates.

The only investment which exceeds 10% of Shareholders' Equity is an equity investment in Provident Financial Group, Inc., having a market value of $191 million and $272 million at December 31, 2001 and 2000, respectively.

Realized gains (losses) and changes in unrealized appreciation (depreciation) on fixed maturity and equity security investments are summarized as follows (in thousands):

	Fixed Maturities	Equity Securities	Tax Effects	Total
2001				
Realized	($ 15,315)	($ 8,825)	$ 8,451	($ 15,689)
Change in Unrealized	139,000	(84,500)	(19,200)	35,300
2000				
Realized	(24,186)	(2,395)	9,303	(17,278)
Change in Unrealized	255,200	29,900	(98,200)	186,900
1999				
Realized	(13,092)	33,244	(7,053)	13,099
Change in Unrealized	(641,900)	(42,500)	237,500	(446,900)

Gross gains and losses on fixed maturity investment transactions included in the Statement of Cash Flows consisted of the following (in millions):

	2001	2000	1999
Gross Gains	$108.9	$15.9	$29.2
Gross Losses	(124.2)	(40.1)	(42.3)

E. Investment in Investee Corporations

Investment in investee corporations at December 31, 2000, reflects AFG's ownership of 24 million shares (36%) of Chiquita common stock. The market value of this investment was $24 million at December 31, 2000. Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods.

Summarized financial information for Chiquita at December 31 is shown below (in millions).

	2000	1999
Current Assets	$ 847	
Noncurrent Assets	1,570	
Current Liabilities	613	
Noncurrent Liabilities	1,221	
Shareholders' Equity	583	
Net Sales	$2,254	$2,556
Operating Income	27	42
Net Loss	(95)	(58)
Net Loss Attributable to Common Shares	(112)	(75)

Chiquita's results for 2000 include $20 million in charges and writedowns of production and sourcing assets; 1999 results include a $9 million charge resulting from a workforce reduction program.

In January 2001, Chiquita announced a restructuring initiative that included discontinuing all interest and principal payments on its public debt. Due to the expected restructuring, AFG recorded a fourth quarter 2000 pretax charge of $95.7 million to write down its investment in Chiquita to quoted market value at December 31, 2000. In 2001, AFG suspended accounting for the investment under the equity method and reclassified the investment to "Other stocks". In the third quarter of 2001, AFG wrote down its investment in Chiquita by an additional $8 million (to $.67 per share). On March 8, 2002, the court approved Chiquita's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. The plan calls for the conversion of over $700 million in principal and accrued interest related to Chiquita's public debt into common equity. As a result, AFG will receive approximately 171,000 "new" shares (less than one-half of 1%) in the reorganized company plus warrants expiring in 2009 to purchase an additional 2.9 million shares at $19.23 per share.

F. Cost in Excess of Net Assets Acquired

Amortization expense for the excess of cost over net assets of purchased subsidiaries was $14.4 million in 2001, $17.2 million in 2000 and $14.3 million in 1999. At December 31, 2001 and 2000, accumulated amortization amounted to approximately $182 million and $168 million, respectively.

G. Long-Term Debt

Long-term debt consisted of the following at December 31, (in thousands):

	2001	2000
Holding Companies:		
AFG 7-1/8% Senior Debentures due April 2009, less discount of $1,742 and $1,919 (imputed rate - 7.2%)	$301,108	$300,931
AFG 7-1/8% Senior Debentures due December 2007	79,600	79,600
AFC notes payable under bank line	203,000	178,000
American Premier Underwriters, Inc. ("APU") 10-7/8% Subordinated Notes due May 2011, including premium of $836 and $890 (imputed rate - 9.6%)	11,557	11,611
Other	13,695	14,727
	$608,960	$584,869
Subsidiaries:		
GAFRI 6-7/8% Senior Notes due June 2008	$100,000	$100,000
GAFRI notes payable under bank line	121,100	48,500
Notes payable secured by real estate	36,253	31,201
Other	13,399	15,386
	$270,752	$195,087

At December 31, 2001, sinking fund and other scheduled principal payments on debt for the subsequent five years were as follows (in millions):

	Holding Companies	Subsidiaries	Total
2002	$213.7	$ 1.2	$214.9
2003	—	1.2	1.2
2004	—	122.4	122.4
2005	—	10.4	10.4
2006	—	19.1	19.1

Debentures purchased in excess of scheduled payments may be applied to satisfy any sinking fund requirement. The scheduled principal payments shown above assume that debentures previously purchased are applied to the earliest scheduled retirements.

AFC and GAFRI each have an unsecured credit agreement with a group of banks under which they can borrow up to $300 million and $155 million, respectively. Borrowings bear interest at floating rates based on prime or Eurodollar rates. Loans mature in December 2002 under the AFC credit agreement and in December 2004 under the GAFRI credit agreement. At December 31, 2001, the weighted average interest rates on amounts borrowed under the AFC and GAFRI bank credit lines were 2.38% and 2.88%, respectively.

Cash interest payments of $51 million, $56 million and $55 million were made on long-term debt in 2001, 2000 and 1999, respectively.

H. Minority Interest

Minority interest in AFG's balance sheet is comprised of the following (in thousands):

	2001	2000
Interest of noncontrolling shareholders in subsidiaries' common stock	$140,913	$119,216
Preferred securities issued by subsidiary trusts	241,663	316,663
AFC preferred stock	72,154	72,154
	$454,730	$508,033

Preferred Securities

Wholly-owned subsidiary trusts of AFG and GAFRI have issued preferred securities and, in turn, purchased a like amount of subordinated debt which provides interest and principal payments to fund the respective trusts' obligations. The preferred securities must be redeemed upon maturity or redemption of the subordinated debt. AFG and GAFRI effectively provide unconditional guarantees of their respective trusts' obligations.

The preferred securities consisted of the following (in thousands):

Date of Issuance	Issue (Maturity Date)	2001	2000	Optional Redemption Dates
October 1996	AFCH 9-1/8% TOPrS (2026)	$98,750	$98,750	Currently redeemable
November 1996	GAFRI 9-1/4% TOPrS (2026)	72,913	72,913	Currently redeemable
March 1997	GAFRI 8-7/8% Pfd (2027)	70,000	70,000	On or after 3/1/2007
May 1997	GAFRI 7-1/4% ROPES (2041)	—	75,000	

In September 2001, GAFRI redeemed its ROPES for $75 million in cash. In 2000, AFG and GAFRI repurchased $1.3 million and $1.7 million of their preferred securities for $1.1 million and $1.4 million in cash, respectively.

AFC Preferred Stock

AFC's Preferred Stock is voting, cumulative, and consists of the following:

Series J, no par value; $25.00 liquidating value per share; annual dividends per share $2.00; redeemable at AFC's option at $25.75 per share beginning December 2005 declining to $25.00 at December 2007 and thereafter; 2,886,161 shares (stated value $72.2 million) outstanding at December 31, 2001 and 2000.

Minority Interest Expense

Minority interest expense is comprised of (in thousands):

	2001	2000	1999
Interest of noncontrolling shareholders in earnings of subsidiaries	$11,366	$11,775	$15,308
Accrued distributions by subsidiaries on preferred securities:			
Trust issued securities, net of tax	16,932	17,819	18,005
AFC preferred stock	5,772	5,772	5,772
	$34,070	$35,366	$39,085

I. Shareholders' Equity

At December 31, 2001, there were 68,491,610 shares of AFG Common Stock outstanding, including 1,362,784 shares held by American Premier for possible distribution to certain creditors and other claimants upon proper claim presentation and settlement pursuant to the 1978 plan of reorganization of American Premier's predecessor, The Penn Central Corporation. Shares being held for distribution are not eligible to vote but otherwise are accounted for as issued and outstanding. In December 2000, AFG issued 8.3 million Common Shares at $19.625 per share in a public offering. AFG is authorized to issue 12.5 million shares of Voting Preferred Stock and 12.5 million shares of Nonvoting Preferred Stock, each without par value.

Stock Options

At December 31, 2001, there were 9.7 million shares of AFG Common Stock reserved for issuance under AFG's Stock Option Plan. Options are granted with an exercise price equal to the market price of AFG Common Stock at the date of grant. Options generally become exercisable at the rate of 20% per year commencing one year after grant; those granted to nonemployee directors of AFG are fully exercisable upon grant. Options generally expire ten years after the date of grant. Data for AFG's Stock Option Plan is presented below:

	2001		2000		1999	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Outstanding at beginning of year	6,452,496	$27.86	4,664,108	$31.28	3,808,369	$30.25
Granted	20,500	26.22	1,997,000	19.81	948,001	34.92
Exercised	(65,335)	21.39	(68,523)	18.22	(79,762)	24.42
Forfeited	(318,530)	28.16	(140,089)	31.65	(12,500)	37.62
Outstanding at end of year	6,089,131	$27.91	6,452,496	$27.86	4,664,108	$31.28
Options exercisable at year-end	3,818,305	$29.23	3,226,294	$29.38	2,616,170	$28.19

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Average Exercise Price	Average Remaining Life	Shares	Average Exercise Price
$18.56 – $20.00	1,836,073	$19.79	8.6 years	360,273	$19.78
$20.01 – $25.00	1,181,362	23.97	3.3 "	1,181,362	23.97
$25.01 – $30.00	333,270	26.98	3.6 "	287,470	27.02
$30.01 – $35.00	957,250	30.42	4.1 "	943,350	30.37
$35.01 – $40.00	1,493,676	36.81	6.3 "	868,650	37.12
$40.01 – $45.19	287,500	42.41	6.2 "	177,200	42.45

No compensation cost has been recognized for stock option grants. Had compensation cost been determined for stock option awards based on the fair values at grant dates consistent with the method prescribed by SFAS No. 123, AFG's net income would have decreased by $3.7 million ($.05 per share, diluted) in 2001, $4.9 million ($.08 per share) in 2000, and $5.0 million ($.08 per share) in 1999. The weighted-average fair value per option granted was $8.18, $5.38 and $8.32 in 2001, 2000 and 1999, respectively. For SFAS No. 123 purposes, calculations were determined using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield of 2% for 2001 and 3% for 2000 and 1999; expected volatility of 27% for 2001, 24% for 2000 and 22% for 1999; weighted average risk-free interest rate of 5.3% for 2001, 6% for 2000 and 5.4% for 1999; and expected life of 7.4 years for 2001 and 2000 and 7.3 years for 1999.

Unrealized Gain (Loss) on Marketable Securities, Net

The change in unrealized gain (loss) on marketable securities included the following (in millions):

	Pretax	Tax Effects	Minority Interest	Net
2001				
Unrealized holding gains (losses) on securities arising during the period	$ 0.8	($ 0.3)	($ 4.1)	($ 3.6)
Adoption of EITF 99-20	16.9	(6.0)	(0.9)	10.0
Realized losses included in net income and unrealized gains of subsidiary sold	23.6	(8.3)	(3.0)	12.3
Change in unrealized gain on marketable securities, net	$ 41.3	($ 14.6)	($ 8.0)	$ 18.7
2000				
Unrealized holding gains on securities arising during the period	$221.1	($ 75.8)	($14.5)	$130.8
Adoption of SFAS No. 133	15.0	(5.3)	—	9.7
Realized gains included in net income and unrealized losses of subsidiary sold	31.3	(10.9)	(2.1)	18.3
Change in unrealized gain (loss) on marketable securities, net	$267.4	($ 92.0)	($16.6)	$158.8
1999				
Unrealized holding losses on securities arising during the period	($612.1)	$212.1	$38.4	($361.6)
Realized gains included in net income	(20.2)	7.1	(1.0)	(14.1)
Change in unrealized gain (loss) on marketable securities, net	($632.3)	$219.2	$37.4	($375.7)

J. Income Taxes

The following is a reconciliation of income taxes at the statutory rate of 35% and income taxes as shown in the Statement of Operations (in thousands):

	2001	2000	1999
Earnings (loss) before income taxes:			
Operating	$55,898	$109,893	$302,061
Minority interest expense	(43,187)	(44,961)	(48,780)
Equity in net losses of investees	(25,462)	(142,230)	(27,357)
Extraordinary items	—	—	(2,617)
Accounting changes	(15,948)	(13,882)	(6,370)
Total	($28,699)	($ 91,180)	$216,937
Income taxes at statutory rate	($10,045)	($ 31,913)	$ 75,928
Effect of:			
Adjustment to prior year taxes	(6,317)	—	—
Minority interest	5,672	6,187	7,093
Amortization of intangibles	4,526	5,495	4,686
Effect of foreign operations	(3,421)	951	(550)
Dividends received deduction	(2,317)	(2,378)	(2,783)
Nondeductible meals, etc.	1,381	1,300	776
Losses utilized	(1,245)	(7,000)	(5,250)
Tax credits	(1,243)	(5,757)	(1,900)
Tax exempt interest	(1,233)	(1,571)	(1,721)
State income taxes	781	298	332
Other	(398)	(757)	(1,114)
Total Provision (Credit)	(13,859)	(35,145)	75,497
Amounts applicable to:			
Minority interest expense	9,117	9,595	9,695
Equity in net losses of investees	8,912	49,781	9,574
Extraordinary items	—	—	916
Accounting changes	5,908	4,810	2,516
Provision for income taxes as shown on the Statement of Operations	$10,078	$ 29,041	$ 98,198

Total earnings before income taxes include income subject to tax in foreign jurisdictions of $8.3 million in 2001, $10.6 million in 2000 and $8.1 million in 1999.

The total income tax provision (credit) consists of (in thousands):

	2001	2000	1999
Current taxes:			
Federal	$44,715	$13,880	($ 5,434)
Foreign	—	1,106	32
State	1,201	459	511
Deferred taxes:			
Federal	(59,042)	(50,070)	81,419
Foreign	(733)	(520)	(1,031)
	($13,859)	($35,145)	$75,497

For income tax purposes, certain members of the AFC consolidated tax group had the following carryforwards available at December 31, 2001 (in millions):

	Expiring	Amount
Operating Loss	2002 – 2006	$ 83
Operating Loss	2007 – 2016	—
Operating Loss	2017 – 2021	112
Other – Tax Credits		12

Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The significant components of deferred tax assets and liabilities included in the Balance Sheet at December 31, were as follows (in millions):

	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 68.3	$ 78.8
Insurance claims and reserves	268.2	244.3
Other, net	106.5	90.0
	443.0	413.1
Valuation allowance for deferred tax assets	(40.9)	(39.6)
	402.1	373.5
Deferred tax liabilities:		
Deferred acquisition costs	(231.5)	(205.8)
Investment securities	(101.1)	(121.1)
	(332.6)	(326.9)
Net deferred tax asset	$ 69.5	$ 46.6

The gross deferred tax asset has been reduced by a valuation allowance based on an analysis of the likelihood of realization. Factors considered in assessing the need for a valuation allowance include: (i) recent tax returns, which show neither a history of large amounts of taxable income nor cumulative losses in recent years, (ii) opportunities to generate taxable income from sales of appreciated assets, and (iii) the likelihood of generating larger amounts of taxable income in the future. The likelihood of realizing this asset will be reviewed periodically; any adjustments required to the valuation allowance will be made in the period in which the developments on which they are based become known.

Cash payments for income taxes, net of refunds, were $6.6 million, $27.8 million and $9.7 million for 2001, 2000 and 1999, respectively.

K. Extraordinary Items

Extraordinary items represent AFG's proportionate share of gains and losses related to debt retirements by the following companies. Amounts shown are net of minority interest and income taxes (in thousands):

	1999
AFG (parent)	$2,295
AFC (parent)	(2,993)
APU (parent)	(1,003)
	($1,701)

L. Commitments and Contingencies

Loss accruals (included in other liabilities) have been recorded for various environmental and occupational injury and disease claims and other contingencies arising out of the railroad operations disposed of by American Premier's predecessor, Penn Central Transportation Company ("PCTC"), prior to its bankruptcy reorganization in 1978 and certain manufacturing operations disposed of by American Premier.

At December 31, 2001, American Premier had liabilities for environmental and personal injury claims aggregating $82.2 million. The environmental claims consist of a number of proceedings and claims seeking to impose responsibility for hazardous waste remediation costs related to certain sites formerly owned or operated by the railroad and manufacturing operations. Remediation costs are difficult to estimate for a number of reasons, including the number and financial resources of other potentially responsible parties, the range of costs for remediation alternatives, changing technology and the time period over which these matters develop. The personal injury claims include pending and expected claims, primarily by former employees of PCTC, for injury or disease allegedly caused by exposure to excessive noise, asbestos or other substances in the workplace. In December 2001, American Premier recorded a $12.1 million charge to increase its environmental reserves due to an increase in expected ultimate claim costs. At December 31, 2001, American Premier had $57 million of offsetting recovery assets (included in other assets) for such environmental and personal injury claims based upon estimates of probable recoveries from insurance carriers.

AFG has accrued approximately $13.4 million at December 31, 2001, for environmental costs and certain other matters associated with the sales of former operations.

AFG's insurance subsidiaries continue to receive claims related to environmental exposures, asbestos and other mass tort claims. Establishing reserves for these claims is subject to uncertainties that are significantly greater than those presented by other types of claims. The liability for asbestos and environmental reserves at December 31, 2001 and 2000, respectively, was $548 million and $463 million; related recoverables from reinsurers (net of allowances for doubtful accounts) at those dates were $101 million and $105 million, respectively.

While management believes AFG has recorded adequate reserves for the items discussed in this note, the outcome is uncertain and could result in liabilities exceeding amounts AFG has currently recorded. Additional amounts could have a material adverse effect on AFG's future results of operations and financial condition. For a discussion of the uncertainties inherent in asbestos and environmental claims, see *Management's Discussion and Analysis—"Uncertainties—Property and Casualty Insurance Reserves", "Uncertainties—Litigation",* and *"Special A&E Charge".*

Notes to Consolidated Financial Statements *(continued)*

M. Quarterly Operating Results (Unaudited)

The operations of certain of AFG's business segments are seasonal in nature. While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates. These estimates and certain other factors, such as the nature of investees' operations and discretionary sales of assets, cause the quarterly results not to be necessarily indicative of results for longer periods of time.

The following are quarterly results of consolidated operations for the two years ended December 31, 2001 (in millions, except per share amounts).

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2001					
Revenues	$972.3	$993.2	$1,014.8	$943.3	$3,923.6
Earnings (loss) before accounting change	13.1	6.3	(55.7)	31.5	(4.8)
Cumulative effect of accounting change	—	(10.0)	—	—	(10.0)
Net earnings (loss)	13.1	(3.7)	(55.7)	31.5	(14.8)
Basic earnings (loss) per common share:					
Before accounting change	$.19	$.09	($.82)	$.46	($.07)
Cumulative effect of accounting change	—	(.15)	—	—	(.15)
Net earnings (loss) available to Common Shares	.19	(.06)	(.82)	.46	(.22)
Diluted earnings (loss) per common share:					
Before accounting change	$.19	$.09	($.81)	$.46	($.07)
Cumulative effect of accounting change	—	(.15)	—	—	(.15)
Net earnings (loss) available to Common Shares	.19	(.06)	(.81)	.46	(.22)
Average number of Common Shares:					
Basic	67.5	67.9	68.0	68.3	67.9
Diluted	67.9	68.5	68.5	68.6	68.4
2000					
Revenues	$884.1	$959.2	$1,012.6	$961.4	$3,817.3
Earnings (loss) before accounting change	44.7	16.3	(22.2)	(85.7)	(46.9)
Cumulative effect of accounting change	—	—	—	(9.1)	(9.1)
Net earnings (loss)	44.7	16.3	(22.2)	(94.8)	(56.0)
Basic earnings (loss) per common share:					
Before accounting change	$.76	$.28	($.38)	($1.43)	($.80)
Cumulative effect of accounting change	—	—	—	(.15)	(.15)
Net earnings (loss) available to Common Shares	.76	.28	(.38)	(1.58)	(.95)
Diluted earnings (loss) per common share:					
Before accounting change	$.76	$.28	($.38)	($1.43)	($.80)
Cumulative effect of accounting change	—	—	—	(.15)	(.15)
Net earnings (loss) available to Common Shares	.76	.28	(.38)	(1.58)	(.95)
Average number of Common Shares:					
Basic	58.5	58.5	58.6	60.0	58.9
Diluted	58.5	58.9	58.8	60.1	59.1

Quarterly earnings per share do not add to year-to-date amounts due to changes in shares outstanding.

The 2001 third quarter results include a $100 million pretax charge to strengthen asbestos and environmental insurance reserves and pretax losses of $25 million resulting from the World Trade Center terrorist attack.

The 2000 second quarter results include pretax charges of $32.5 million related to an agreement to settle a lawsuit against a GAFRI subsidiary and $8.8 million for an adverse California Supreme Court ruling against an AFG property and casualty subsidiary. The 2000 third quarter results include a $35 million pretax charge for reserve strengthening in the California workers' compensation business, partially offset by $11.2 million in income from the sale of certain lease rights. Fourth quarter 2000 results include a $95.7 million pretax writedown of AFG's Chiquita investment, partially offset by $11.8 million in income from the sale of certain lease rights.


AMERICAN
FINANCIAL
GROUP, INC.

AFG has realized gains (losses) on sales of subsidiaries in recent years (see Note B). Realized gains (losses) on securities, affiliates and other investments amounted to (in millions):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2001	($8.5)	($26.4)	$7.0	$3.9	($24.0)
2000	(1.4)	21.1	6.0	(21.0)	4.7

N. Insurance

Securities owned by insurance subsidiaries having a carrying value of about $940 million at December 31, 2001, were on deposit as required by regulatory authorities.

Insurance Reserves

The liability for losses and loss adjustment expenses for certain long-term scheduled payments under workers' compensation, auto liability and other liability insurance has been discounted at about 8%, an approximation of long-term investment yields. As a result, the total liability for losses and loss adjustment expenses at December 31, 2001, has been reduced by $24 million.

The following table provides an analysis of changes in the liability for losses and loss adjustment expenses, net of reinsurance (and grossed up), over the past three years on a GAAP basis (in millions):

	2001	2000	1999
Balance at beginning of period	$3,192	$3,224	$3,305
Provision for losses and LAE occurring in the current year	1,950	2,056	1,691
Net increase (decrease) in provision for claims of prior years	163	(60)	(74)
Total losses and LAE incurred (*)	2,113	1,996	1,617
Payments for losses and LAE of:			
Current year	(831)	(905)	(780)
Prior years	(1,036)	(936)	(986)
Total payments	(1,867)	(1,841)	(1,766)
Reserves of businesses acquired or sold, net	(120)	(187)	57
Reclass to unearned premiums	(65)	—	—
Reclassification of allowance for uncollectible reinsurance	—	—	11
Balance at end of period	$3,253	$3,192	$3,224
Add back reinsurance recoverables, net of allowance	1,525	1,324	1,571
Gross unpaid losses and LAE included in the Balance Sheet	$4,778	$4,516	$4,795

(*) Before amortization of deferred gains on retroactive reinsurance of $33 million in 2001, $34 million in 2000 and $28 million in 1999.

Net Investment Income

The following table shows (in millions) investment income earned and investment expenses incurred by AFG's insurance companies.

	2001	2000	1999
Insurance group investment income:			
Fixed maturities	$841.0	$815.5	$806.1
Equity securities	8.1	10.4	12.2
Other	1.1	4.3	.9
	850.2	830.2	819.2
Insurance group investment expenses (*)	(36.8)	(41.4)	(39.6)
	$813.4	$788.8	$779.6

(*) Included primarily in "Other operating and general expenses" in the Statement of Operations.

Statutory Information

AFG's insurance subsidiaries are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Net earnings and policyholders' surplus on a statutory basis for the insurance subsidiaries were as follows (in millions):

	Net Earnings			Policyholders' Surplus	
	2001	2000	1999	2001	2000
Property and casualty companies	$34	$10	$170	$1,669	$1,763
Life insurance companies	(25)	40	37	414	384

In January 2001, AFG's insurance companies adopted the Codification of Statutory Accounting Principles. The cumulative effect of these changes at adoption increased the surplus of the property and casualty companies by $44 million; the effect on surplus of the life insurance companies was not material.

Reinsurance

In the normal course of business, AFG's insurance subsidiaries assume and cede reinsurance with other insurance companies. The following table shows (in millions) (i) amounts deducted from property and casualty written and earned premiums in connection with reinsurance ceded, (ii) written and earned premiums included in income for reinsurance assumed and (iii) reinsurance recoveries deducted from losses and loss adjustment expenses.

	2001	2000	1999
Direct premiums written	$3,560	$3,365	$3,113
Reinsurance assumed	94	76	48
Reinsurance ceded	(1,101)	(803)	(898)
Net written premiums	$2,553(*)	$2,638	$2,263
Direct premiums earned	$3,393	$3,306	$3,056
Reinsurance assumed	92	45	45
Reinsurance ceded	(891)	(856)	(890)
Net earned premiums	$2,594	$2,495	$2,211
Reinsurance recoveries	$ 773	$ 567	$ 811

(*) Net of $29.7 million unearned premium transfer related to the sale of the Japanese division.

O. Additional Information

Total rental expense for various leases of office space and equipment was $53 million, $44 million and $39 million for 2001, 2000 and 1999, respectively. Sublease rental income related to these leases totaled $2.4 million in 2001, $2.5 million in 2000 and $2.6 million in 1999.

Future minimum rentals, related principally to office space, required under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 2001, were as follows: 2002 – $55 million; 2003 – $47 million; 2004 – $35 million; 2005 – $21 million; 2006 – $15 million; and $36 million thereafter.

Other operating and general expenses included charges for possible losses on agents' balances, other receivables and other assets in the following amounts: 2001 – 14.6 million; 2000 – $9.7 million; and 1999 – $5.1 million. Losses and loss adjustment expenses included charges for possible losses on reinsurance recoverables of $11 million in 2001 and $.4 million in 1999. The aggregate allowance for all such losses amounted to approximately $68 million and $74 million at December 31, 2001 and 2000, respectively.

Unrealized Gain (Loss) on Marketable Securities, Net

In addition to adjusting equity securities and fixed maturity securities classified as "available for sale" to fair value, SFAS 115 requires that certain other balance sheet amounts be adjusted to the extent that unrealized gains and losses from securities would result in adjustments had those gains or losses actually been realized. The components of the Consolidated Balance Sheet caption "Unrealized gain on marketable securities, net" in shareholders' equity are summarized as follows (in millions):

2001	Unadjusted Asset (Liability)	Effect of SFAS 115	Adjusted Asset (Liability)
Fixed maturities	$10,593.3	$155.3	$10,748.6
Other stocks	187.8	125.9	313.7
Deferred acquisition costs	827.3	(9.0)	818.3
Annuity benefits accumulated	(5,827.9)	(4.2)	(5,832.1)
Pretax unrealized		268.0	
Deferred taxes	162.7	(93.2)	69.5
Minority interest	(439.2)	(15.5)	(454.7)
Unrealized gain		$159.3	

2000			
Fixed maturities	$10,148.3	$ 16.3	$10,164.6
Other stocks	175.0	210.4	385.4
Deferred acquisition costs	763.1	—	763.1
Annuity benefits accumulated	(5,543.7)	—	(5,543.7)
Pretax unrealized		226.7	
Deferred taxes	125.2	(78.6)	46.6
Minority interest	(500.5)	(7.5)	(508.0)
Unrealized gain		$140.6	

Fair Value of Financial Instruments

The following table presents (in millions) the carrying value and estimated fair value of AFG's financial instruments at December 31.

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities	$10,749	$10,749	$10,165	$10,165
Other stocks	314	314	385	385
Liabilities:				
Annuity benefits accumulated	$ 5,832	$ 5,659	$ 5,544	$ 5,426
Long-term debt:				
Holding companies	609	587	585	548
Subsidiaries	271	264	195	187
Minority Interest:				
Trust preferred securities	$ 242	$ 242	$ 317	$ 304
AFC preferred stock	72	61	72	58
Shareholders' Equity	$ 1,498	$ 1,681	$ 1,549	$ 1,791

When available, fair values are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on present values, discounted cash flows, fair value of comparable securities, or similar methods. The fair value of the liability for annuities in the payout phase is assumed to be the present value of the anticipated cash flows, discounted at current interest rates. Fair value of annuities in the accumulation phase is assumed to be the policyholders' cash surrender amount. Fair value of shareholders' equity is based on the quoted market price of AFG's Common Stock.

Financial Instruments with Off-Balance-Sheet Risk

On occasion, AFG and its subsidiaries have entered into financial instrument transactions which may present off-balance-sheet risks of both a credit and market risk nature. These transactions include commitments to fund loans, loan guarantees and commitments to purchase and sell securities or loans. At December 31, 2001, AFG and its subsidiaries had commitments to fund credit facilities and contribute limited partnership capital totaling up to $21 million.

Restrictions on Transfer of Funds and Assets of Subsidiaries

Payments of dividends, loans and advances by AFG's subsidiaries are subject to various state laws, federal regulations and debt covenants which limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends available to AFG in 2002 from its insurance subsidiaries without seeking regulatory clearance is approximately $92 million. Total "restrictions" on intercompany transfers from AFG's subsidiaries cannot be quantified due to the discretionary nature of the restrictions.

Benefit Plans

AFG expensed approximately $19 million in 2001, $22 million in 2000 and $13 million in 1999 for its retirement and employee savings plans.

Transactions With Affiliates

AFG purchased a $3.7 million minority interest in a residential homebuilding company from an unrelated party in 1995. At that same time, a brother of AFG's chairman purchased a minority interest in the company for $825,000. In 2000, that brother and another brother of AFG's chairman acquired the remaining shares from the third parties. GAFRI has extended a line of credit to this company under which the homebuilder may borrow up to $8 million at 13%. At December 31, 2001 and 2000, $6.4 million and $8 million, respectively, was due under the credit line.

In 2001, an AFG subsidiary purchased a 29% interest in an aircraft for $1.6 million (fair value as determined by independent third party) from a company owned by a brother of AFG's chairman. The remaining interests in the aircraft are owned by AFG's chairman and his two brothers. Costs of operating the aircraft are being borne proportionately.

In September 2000, GAFRI's minority ownership in a company engaged in the production of ethanol was repurchased by that company for $7.5 million in cash and $21.9 million liquidation value of non-voting redeemable preferred stock. Following the repurchase, AFG's Chairman beneficially owns 100% of the ethanol company. In December 2000, the ethanol company retired $3 million of the preferred stock at liquidation value plus accrued dividends and issued an $18.9 million subordinated note in exchange for the remaining preferred stock. The subordinated note bears interest at 12-1/4% with scheduled repayments through 2005. During 2001, $6 million of this note was repaid. The ethanol company also owes GAFRI $4.0 million under a subordinated note bearing interest at 14%. In addition, Great American has extended a $10 million line of credit to this company; no amounts have been borrowed under the credit line.

P. Subsequent Event (Unaudited)

On March 14, 2002, GAFRI reached an agreement to acquire Manhattan National Life Insurance company ("MNL") from Conseco, Inc. for $48.5 million in cash. GAFRI expects to close on this transaction in the second quarter of 2002 and to fund this acquisition with cash on hand and through reinsurance of up to 90% of the business in force. While MNL is not currently writing new policies, the company reported over $43 million of statutory renewal premiums in 2001. MNL has approximately 90,000 policies in force (primarily term life) representing over $12 billion in face amount of insurance, statutory assets of $297.8 million and statutory capital and surplus of $23.1 million.

Corporate and Investor Information

Corporate Management

Carl H. Lindner
Chairman of the Board and Chief Executive Officer

S. Craig Lindner
Carl H. Lindner III
Keith E. Lindner
Co-Presidents

James E. Evans
Senior Vice President and General Counsel

Keith A. Jensen
Senior Vice President

Thomas E. Mischell
Senior Vice President – Taxation

Fred J. Runk
Senior Vice President and Treasurer

Kathleen J. Brown
Vice President – Taxation

James C. Kennedy
Vice President, Deputy General Counsel and Secretary

Julie J. Murphy
Vice President – Chief Information Officer

Robert H. Ruffing
Vice President and Controller

Anne N. Watson
Vice President – Investor Relations

Corporate Offices

American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2121

American Financial Group is an equal opportunity employer.

Common Stock Market Information

American Financial Group's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol AFG. There were approximately 13,500 shareholders of record of AFG Common Stock at March 1, 2002.

The following table sets forth the high and low sales prices of AFG's Common Stock as reported on the NYSE Composite Tape.

2001	High	Low	Dividends Paid
First Quarter	29.00	21.80	0.25
Second Quarter	30.30	23.30	0.25
Third Quarter	30.75	18.35	0.25
Fourth Quarter	25.33	20.20	0.25
2000			
First Quarter	29.00	18.38	0.25
Second Quarter	29.00	24.38	0.25
Third Quarter	26.63	23.13	0.25
Fourth Quarter	27.19	18.69	0.25

Dividend Reinvestment Plan

This plan allows registered shareholders of twenty-five or more shares of AFG Common Stock or AFC Preferred Stock to automatically reinvest their dividends towards the purchase (at a 4% discount) of additional AFG common shares. Dividend Reinvestment Plan information and enrollment forms may be obtained from the Company's Transfer Agent.

Transfer Agent

American Financial Group, Inc.;
American Financial Corporation; or
American Premier Underwriters, Inc.

c/o Securities Transfer Company
One East Fourth Street, Suite 1201
Cincinnati, Ohio 45202
Telephone: (513) 579-2414 or (800) 368-3417
Fax: (513) 287-8270

Share Certificates

Certificates representing shares of common stock of The Penn Central Corporation and American Premier Underwriters, Inc. automatically represent the same number of shares of American Financial Group, Inc. Therefore, shareholders are not required to exchange their existing certificates.

Duplicate Mailings

Please call or write the Company if you wish to eliminate any duplicate mailing of this report or other Company materials.

Annual Shareholders' Meeting

The Annual Shareholders' Meeting is expected to be held at The Cincinnatian Hotel in Cincinnati in June 2002. Notices are being mailed to all registered holders of the Company's voting stock.

Trust Originated Preferred Securities ("TOPrS")

For information concerning the TOPrS issued by American Financial Capital Trust I please contact AFG Investor Relations at the address or phone number listed below.

Additional Information

Investors or analysts requesting additional information, including copies of the American Financial Group, Inc. Form 10-K as filed with the Securities and Exchange Commission, may contact:

Investor Relations
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-6739

SEC filings, news releases, and other information may also be accessed on American Financial Group's Internet site at: ***http://www.amfnl.com***

Forward-Looking Statements

This document contains certain forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes", "expects", "may", "will", "should", "seeks", "intends", "plans", "estimates", "anticipates" or the negative version of those words or other comparable terminology. Examples of such forward-looking statements include statements relating to: expectations concerning market and other conditions and their effect on future premiums, revenues, earnings and investment activities; expected losses and the adequacy of reserves for asbestos, environmental pollution and mass tort claims; rate increases, improved loss experience and expected expense savings resulting from recent initiatives.

Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

- changes in economic conditions, including interest rates, performance of securities markets, and the availability of capital;
- regulatory actions;
- changes in legal environment;
- tax law changes;
- levels of catastrophes and other major losses;
- the ultimate amount of liabilities associated with certain asbestos and environmental-related insurance claims;
- adequacy of loss reserves;
- availability of reinsurance and ability of reinsurers to pay their obligations; and
- competitive pressures, including the ability to obtain rate increases.

Forward-looking statements herein are made only as of the date of this report. The Company assumes no obligation to publicly update any forward-looking statements.

Design, Layout & Typesetting: The Insiders Printing: Wendling Printing Company


AMERICAN
FINANCIAL
GROUP, INC.


AMERICAN
FINANCIAL
GROUP, INC.

One East Fourth Street Cincinnati, Ohio 45202 513-579-2121